   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                PMR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                   23-2491707
                (STATE OR OTHER JURISDICTION                                      (I.R.S. EMPLOYER
             OF INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NO.)

                        501 WASHINGTON STREET, 5TH FLOOR
                          SAN DIEGO, CALIFORNIA 92103
                                 (619) 610-4001
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  ALLEN TEPPER
                            CHIEF EXECUTIVE OFFICER
                                PMR CORPORATION
                        501 WASHINGTON STREET, 5TH FLOOR
                          SAN DIEGO, CALIFORNIA 92103
                                 (619) 610-4001
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------

                                   COPIES TO:

             JEREMY D. GLASER, ESQ.                         JAMES R. TANENBAUM, ESQ.
               COOLEY GODWARD LLP                        STROOCK & STROOCK & LAVAN LLP
        4365 EXECUTIVE DRIVE, SUITE 1100                        180 MAIDEN LANE
        SAN DIEGO, CALIFORNIA 92121-2128                 NEW YORK, NEW YORK 10038-4982
                 (619) 550-6000                                  (212) 806-5400

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ] ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================
   TITLE OF EACH CLASS                        PROPOSED MAXIMUM   PROPOSED MAXIMUM      AMOUNT OF
   OF SECURITIES TO BE       AMOUNT TO BE    OFFERING PRICE PER AGGREGATE OFFERING    REGISTRATION
       REGISTERED           REGISTERED(1)         SHARE(2)           PRICE(2)             FEE
-----------------------------------------------------------------------------------------------------
 Common Stock, par value
  $0.01 per share........  2,300,000 shares        $23.63          $54,349,000          $16,470
=====================================================================================================

(1) Includes 300,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the Company's Common Stock on
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 1997

                                2,000,000 SHARES

                             [PMR CORPORATION LOGO]

                                  COMMON STOCK

     Of the shares of common stock, par value $0.01 per share (the "Common Stock"), of PMR Corporation ("PMR" or the "Company") offered hereby (the "Offering"), 1,490,000 shares are being offered by the Company and 510,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Common Stock is quoted on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "PMRP." On September 23, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $23.44 per share. See "Price Range of Common Stock."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================
                                                                                        PROCEEDS TO
                                   PRICE TO        UNDERWRITING       PROCEEDS TO         SELLING
                                    PUBLIC          DISCOUNT(1)       COMPANY(2)       STOCKHOLDERS
------------------------------------------------------------------------------------------------------

Per Share.....................         $                 $                 $                 $
------------------------------------------------------------------------------------------------------
Total(3)......................         $                 $                 $                 $
======================================================================================================

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the Offering, payable by the Company, estimated at $450,000.
(3) The Company and certain stockholders of the Company have granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the option is exercised in full, the total "Price to Public," "Underwriting Discount," "Proceeds to Company" and
    "Proceeds to Selling Stockholders" will be $          , $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------

     The Common Stock is offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, to cancel or to modify the offer without notice. It is expected that delivery of certificates representing the Common Stock will be made on or
about            , 1997.

EQUITABLE SECURITIES CORPORATION

                                LEHMAN BROTHERS

                                                     WESSELS, ARNOLD & HENDERSON

               The date of this Prospectus is             , 1997.

               [Map of United States showing PMR program sites.]

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and accompanying notes appearing elsewhere in this Prospectus. Prospective investors should also review carefully the information set forth under "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, the terms the "Company" and "PMR" refer collectively to PMR Corporation and its subsidiaries. All references in this Prospectus to a particular fiscal year of the Company refer to the Company's fiscal year ended April 30 of that year.

                                  THE COMPANY

     PMR is a leading manager of specialized mental health care programs designed to treat individuals diagnosed with a serious mental illness ("SMI"), primarily schizophrenia and bi-polar disorder (i.e., manic-depressive illness). PMR manages the delivery of a broad range of outpatient and community-based psychiatric services for SMI patients, consisting of 39 intensive outpatient programs (the "Outpatient Programs"), five case management programs (the "Case Management Programs") and seven chemical dependency and substance abuse programs (the "Chemical Dependency Programs"). Through its various programs, PMR employs or contracts with more than 400 mental health professionals and currently provides services to approximately 8,800 patients. The Company currently offers its services in twelve states, comprised of Arizona, Arkansas, California, Colorado, Hawaii, Illinois, Indiana, Kentucky, Michigan, Ohio, Tennessee and Texas. PMR believes it is the only private sector company focused on providing an integrated mental health disease management model to the SMI population.

     The four-decade public policy trend of de-institutionalizing the mentally ill from long-term care hospitals into the community has resulted in a deterioration in SMI patient care. In response to this trend, a fragmented, community-based system of care has evolved that does not adequately provide the patient management or coordination of benefits required by the medically complex SMI patient population. SMI patients typically enter the health care system through multiple, uncoordinated points of care where services are provided in reaction to patient crises rather than proactively to manage patient care. Multiple physicians, case workers and other care providers handle patients in different sites across the spectrum of care with little or no coordination. This disjointed system of care results in low levels of patient monitoring and medication compliance among the SMI population, which increases the incidence rate of high-cost catastrophic events. Coordination and monitoring of patient services is essential to avoid the debilitating effects of fragmented care delivered by diverse outpatient providers which are reimbursed by disparate, uncoordinated funding sources. PMR's clinical philosophy focuses on improving outcomes and lowering costs by utilizing intensive, community-based treatment of the SMI population in outpatient settings. Through a comprehensive patient management approach that emphasizes early intervention to identify and reduce the incidence of crisis events, the Company seeks to achieve significant reductions in inpatient hospitalization and other SMI related expenses while improving clinical outcomes and increasing patient compliance and satisfaction.

     PMR's Outpatient Programs serve as a comprehensive alternative to inpatient hospitalization and include partial hospitalization and lower intensity outpatient services. The Case Management Programs provide an intensive, individualized primary care service which consists of a proprietary case management model utilizing clinical protocols for delivering care to SMI patients. The Company also provides Chemical Dependency Programs to patients affiliated with managed care organizations and government-funded programs. Recently, PMR began development of a site management and clinical information initiative. The Company believes that its access to a large SMI patient base provides it with a unique opportunity to collect, process and analyze clinical and pharmacoeconomic data on schizophrenia and bi-polar disorder. In January 1997, PMR entered into a collaborative agreement with United HealthCare Corporation and its Applied HealthCare Informatics division ("Applied Informatics") to assist in developing this initiative.

     According to the National Institute of Mental Health (the "NIMH") and its National Advisory Mental Health Council (the "NAMHC"), serious mental illnesses are neurobiological disorders of the brain and include schizophrenia, schizoaffective disorder, manic-depressive illness and autism, as well as severe forms of other disorders such as major depression, panic disorder and obsessive-compulsive disorder. These diseases are chronic and represent one of the highest cost segments of the health care system. Industry sources indicate that approximately 2.8% of the adult population and 3.2% of children ages 9-17 are affected by SMI, for a total SMI population in the United States of approximately 5.6 million people. In 1995, individuals diagnosed with SMI consumed $27 billion in direct medical costs relating to the provision of mental health services and consumed more than $74 billion in total costs, including estimates of lost productivity. Based on industry data, the Company estimates that the direct medical expenditures associated with SMI represent in excess of 25% of total direct mental health care costs. However, the potential costs of direct medical care may exceed these levels due to the approximately 2.2 million Americans estimated to be suffering from untreated SMI. Substantially all costs of treating and managing the SMI population are borne by federal, state and local programs, including Medicare and Medicaid. The SMI population accesses care primarily through community mental health centers ("CMHCs") and other community-based health care facilities such as psychiatric and acute care hospitals and nursing homes. CMHCs typically are not-for-profit organizations which lack access to capital, sophisticated management information and financial systems, and comprehensive programs for treating SMI patients.

     PMR's objective is to be the leader in the management of cost-effective programs which provide quality care and foster the successful recovery of individuals from the devastating effects of SMI. The Company intends to achieve this objective by (i) obtaining new contracts for its Outpatient and Case Management Programs, (ii) establishing new programs and ancillary services,
(iii) combining its outpatient, case management and chemical dependency capabilities into a fully-integrated mental health disease management model and
(iv) pursuing its site management and clinical information initiative. PMR believes that its proprietary mental health disease management model will position it to accept risk for SMI benefits and directly manage the costs associated with providing care to the SMI population.

     PMR was incorporated in the State of Delaware in 1988. The operations of the Company include the operations of the Company's wholly owned subsidiaries, Psychiatric Management Resources, Inc., Collaborative Care Corporation, Collaborative Care, Inc., PMR-CD, Inc., Aldine-CD, Inc. and Twin Town Outpatient. The principal executive offices of the Company are located at 501 Washington Street, 5th Floor, San Diego, California 92103. The Company's telephone number is (619) 610-4001.

                                  THE OFFERING

Common Stock offered by the Company.....................  1,490,000 shares
Common Stock offered by the Selling Stockholders........  510,000 shares
Common Stock to be outstanding after the Offering(1)....  6,689,535 shares
Use of proceeds.........................................  To fund the development of additional treatment programs and
                                                          for general corporate purposes,
                                                          including potential acquisitions.
                                                          See "Use of Proceeds."
Nasdaq National Market symbol...........................  PMRP

---------------

(1) Includes an aggregate of 40,000 shares of Common Stock to be issued upon exercise of outstanding options and warrants by certain Selling Stockholders immediately prior to consummation of the Offering. Excludes 1,543,290 shares of Common Stock issuable upon exercise of outstanding options to purchase Common Stock at a weighted average exercise price of $10.98 per share and 138,000 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock at a weighted average exercise price of $4.82 per share. See "Capitalization" and Note 7 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS ENDED
                                                YEAR ENDED APRIL 30,                JULY 31,
                                           -------------------------------     -------------------
                                            1995        1996        1997        1996        1997
                                           -------     -------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Revenue..................................  $21,747     $36,316     $56,637     $13,028     $16,177
Operating expenses.......................   20,648      28,472      41,423       9,741      11,626
Marketing, general and administrative....    2,977       4,019       6,350       1,518       2,115
Provision for bad debts..................    1,317       1,448       3,084         602         664
Depreciation and amortization............      403         596         701         180         216
Minority interest in loss of
  subsidiary.............................     (108)         (1)         --          --          --
                                            ------      ------      ------      ------      ------
Income (loss) from operations............   (3,490)      1,782       5,079         987       1,557
Income (loss) before income taxes........   (3,552)      1,780       5,296       1,018       1,645
Net income (loss)........................   (2,286)      1,050       3,124         600         971
Dividends on preferred stock (1).........       66         132          17          17          --
Net income (loss) for common stock.......  $(2,352)    $   918     $ 3,107     $   583     $   971
Earnings (loss) per common share
  (fully diluted)(1).....................  $ (0.70)    $  0.21     $  0.54     $  0.11     $  0.16
Weighted average shares outstanding
  (fully diluted)........................    3,337       5,043       5,772       5,291       6,012

                                                                            JULY 31, 1997
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(2)
                                                                      -------     --------------
BALANCE SHEET DATA:
Working capital.....................................................  $21,902        $ 54,447
Total assets........................................................   34,917          67,462
Long-term debt......................................................       --              --
Stockholders' equity................................................   17,337          49,883

---------------

(1) Earnings (loss) per common share is affected by the retention of net income available for Common Stock resulting from the dividends on the Company's Series C Convertible Preferred Stock (the "Preferred Stock"). In July 1996, all holders of the Preferred Stock exercised their options to convert all of such shares of Preferred Stock into 700,000 shares of Common Stock.

(2) As adjusted to reflect (i) the sale of 1,490,000 shares of Common Stock offered by the Company at an assumed public offering price of $23.44 and
    (ii) the exercise of options and warrants to purchase an aggregate of 40,000 shares of Common Stock immediately prior to consummation of the Offering.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described elsewhere in this Prospectus.

DEPENDENCE UPON MEDICARE REIMBURSEMENT

     A significant component of the Company's revenues is derived from payments made by providers to the Company for managing and administering Outpatient Programs for providers. Substantially all of the patients admitted to the Outpatient Programs are eligible for Medicare coverage. A provider's Medicare payments can be adversely affected by actions of the Health Care Financing Administration ("HCFA") or fiscal intermediaries in several ways including: (i) denials of coverage on claims for services furnished to Medicare eligible patients; (ii) disallowances of costs claimed on the annual cost report on the grounds that such costs are unreasonable, relate to uncovered services or are otherwise nonallowable; or (iii) changes in the law or interpretation of the law governing Medicare coverage and payment.

     Each provider is reimbursed for its estimated reasonable costs for covered services on an interim basis by Medicare fiscal intermediaries and submits annual cost reports to the fiscal intermediaries for audit and payment reconciliation. The providers generally seek reimbursement of the Company's management fees from these fiscal intermediaries as part of their overall payments from Medicare, and payment of the Company's management fee may be directly affected by the reimbursement experience of the provider. In certain instances, providers are not obligated to pay the Company's management fee if coverage for claims submitted by the provider related to services furnished by the Company are denied by Medicare's fiscal intermediary. In other instances, the Company may be obligated to indemnify a provider to the extent the Company's management fee charged to the provider is disallowed by Medicare's fiscal intermediary for reimbursement. The occurrence of either of these events with respect to a significant number of providers or a significant amount of fees could have a material adverse effect upon the Company's business, financial condition and results of operations.

     During the fourth quarter of fiscal 1994, fiscal intermediaries for providers began a review (a "Focused Medical Review") of claims for partial hospitalization services throughout the country, including Outpatient Programs managed by the Company. A Focused Medical Review consists of an intensive review by fiscal intermediaries of HCFA, on an industry-wide basis, of certain targeted claims. Focused Medical Reviews may occur for a number of reasons including, without limitation, an intermediary's concern about coverage for claims at a specific site or because HCFA has identified certain services as being at risk of inappropriate program payment. This generally occurs when HCFA identifies significant industry-wide increases in payments for certain types of services, as had been the case with partial hospitalization benefits. The Company's initial experience with the Focused Medical Review in fiscal 1994 was that there were numerous denials of providers' claims, and the denials had an adverse impact on the Company's business, financial condition and results of operations during fiscal 1995 because providers delayed payment of the Company's management fee due to of the substantial number of denials.

     Although during 1996 the number of denied claims was reduced to a modest rate, the periodic review of claims by HCFA fiscal intermediaries will likely continue at one or more programs from time to time and there can be no assurance that Focused Medical Reviews of claims will not recur at the level previously experienced by the Company. In addition, during 1997, HCFA has increased its scrutiny of CMHCs due to a significant increase in Medicare based outpatient programs operated by these providers. The Company believes that Focused Medical Reviews are likely to increase at programs managed by the Company in which CMHCs are the providers. Any denied claims resulting from future Focused Medical Reviews could have a material adverse effect on the Company's business, financial condition and results of operations.

     All of the partial hospitalization programs managed by the Company are treated as "provider-based" programs by HCFA. This designation is important since partial hospitalization services are covered only when furnished by a "provider" (i.e., a hospital or a CMHC). To the extent that partial hospitalization programs are not located in a site and operated in a manner which is deemed by HCFA to be "provider-based," there would not be Medicare coverage for the services furnished at that site under Medicare's partial hospitalization benefit. In August 1996, HCFA published criteria for determining when programs may be deemed to be "provider-based" programs. The proper interpretation and application of these criteria are not entirely clear and there is a risk that some of the program sites managed by the Company will be found not to be "provider-based." If such determination is made, HCFA may seek retroactive recoveries from providers. If HCFA makes a determination that programs managed by the Company are not "provider-based" and seeks retroactive recovery of payments from the Company's providers, such recovery could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Contracts" and "-- Government Regulation."

SUFFICIENCY OF EXISTING RESERVES TO COVER REIMBURSEMENT RISKS

     The Company maintains significant reserves to cover the potential impact of two primary uncertainties: (i) the Company may have an obligation to indemnify certain providers for some portions of its management fee which may be subject to disallowance upon audit of a provider's cost report by fiscal intermediaries; and (ii) the Company may not receive full payment of the management fees owed to it by a provider during the periodic review of the provider's claims by the fiscal intermediaries. The Company has been advised by HCFA that certain program-related costs are not allowable for reimbursement. The Company may be responsible for reimbursement of the amounts previously paid to the Company that are disallowed pursuant to obligations that exist with certain providers. Although the Company believes that its potential liability to satisfy such requirements has been adequately reserved in its financial statements, there can be no assurance that such reserves will be adequate. The obligation to pay the amounts estimated within the Company's financial statements (or such greater amounts as are due), if and when they become due, could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Contracts" and "-- Government Regulation."

CONTINUITY OF MANAGEMENT CONTRACTS

     Substantially all of the revenues of the Company are derived from contracts with providers, behavioral health organizations and case management agencies. The continued success of the Company is subject to its ability to maintain, renew, extend or replace existing management contracts and obtain new management contracts. These contracts generally have defined terms of duration and many have automatic renewal provisions. The contracts often provide for early termination either by the provider if specified performance criteria are not satisfied or by the Company under various other circumstances.

     Contract renewals and extensions are likely to be subject to competing proposals from other contract management companies as well as consideration by certain providers to terminate their mental health programs or convert their mental health programs from independently managed programs to programs operated internally. There can be no assurance that any provider or case management agency will continue to do business with the Company following expiration of its management contract or that such management contracts will not be terminated prior to expiration. In addition, any changes in the Medicare or Medicaid program which have the effect of limiting or reducing reimbursement levels for mental health services provided by programs managed by the Company could result in the early termination of existing management contracts and could adversely affect the ability of the Company to renew or extend existing management contracts and to obtain new management contracts. The termination or non-renewal of a significant number of management contracts could result in a significant decrease in the Company's net revenues and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Contracts."

POTENTIAL CHANGES IN TENNCARE

     The Company holds contracts to provide case management services in Tennessee with two managed care consortiums, Tennessee Behavioral Health ("TBH") and Premier Behavioral Health ("Premier"), which operate under the Tennessee TennCare Partners State Medicaid Managed Care Program ("TennCare"). In July 1996, both consortiums became the payors for mental health care services under TennCare for the approximately 1.2 million individuals who qualify for coverage based on Medicaid eligibility or other indigency standards. The Company previously received information that Premier had notified the State of Tennessee of its intention to withdraw from TennCare effective June 30, 1997. However, Premier continued in its role as a managed care consortium and recently amended its contract with the State of Tennessee to continue its participation in TennCare through December 31, 1998. Effective July 1, 1997, TBH amended its contract with TennCare and is attempting to restructure its agreements with its providers. Significant uncertainty exists as to the future structure of TennCare and the Company's ability to maintain its case management revenues subsequent to a restructuring. Case Management Programs in Tennessee accounted for 23.7% and 23.2% of the Company's revenues for fiscal 1997 and for the three months ended July 31, 1997, respectively. Depending on the outcome of ongoing discussions among the interested parties in TennCare, the Company may find it necessary to restructure or terminate one or more of its contracts with the managed care consortiums or case management agencies. The potential changes, which the Company cannot predict with any degree of certainty, could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Concentration of Revenues," "-- Limited Operating History of Case Management Programs," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Operations" and
"-- Contracts."

CONCENTRATION OF REVENUES

     For fiscal 1997, only one provider accounted for more than 10% of the Company's revenue. In addition, although not attributed to a particular "customer," the Case Management Programs accounted for 24.2% of the Company's revenue for fiscal 1997 and for the three months ended July 31, 1997. These programs were largely operated under contracts with two managed care consortiums in the State of Tennessee and management agreements with two case management agencies. A termination or non-renewal of any of these contracts could have a material adverse effect on the Company's business, financial condition and results of operations. See " -- Potential Changes in TennCare," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Operations" and "-- Contracts."

LIMITED OPERATING HISTORY OF CASE MANAGEMENT PROGRAMS

     The operations of the Company's Case Management Programs are subject to limited operating history. Thus, the success of these programs will be dependent upon the Company's ability to manage and expand operations effectively, control costs and recognize operating efficiencies. By virtue of the lack of operating history, there can be no assurance that the Company will be able to maintain these operations at their current level or expand these programs in the future. See " -- Potential Changes in TennCare," " -- Concentration of Revenues" and "Business -- Operations."

IMPACT OF HEALTH CARE REFORM AND THE BALANCED BUDGET ACT OF 1997

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Changes in the law, new interpretations of existing laws, or changes in payment methodology or amounts may have a dramatic effect on the relative costs associated with doing business and the amount of reimbursement provided by government or other third-party payors. In addition to specific health care legislation, both the Clinton Administration and various federal legislators have considered health care reform proposals intended to control health care costs and to improve access to medical services for uninsured individuals. These proposals have included cutbacks to the Medicare and Medicaid programs and steps to permit greater flexibility in the administration of the Medicaid program. In addition, some states in which the Company operates are considering various health care reform proposals. The Company anticipates that federal and state governments will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate on these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment, implementation and interpretation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company. Accordingly, there can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Medicare benefit has a coinsurance feature, which means that the amount paid by Medicare is the provider's reasonable cost less "coinsurance" which is typically the patient's responsibility. The coinsurance amount is currently 20% of the charges for the services. The coinsurance must be charged to the patient by the provider unless the patient is indigent. If the patient is indigent or if the patient does not pay the provider the billed coinsurance amounts after reasonable collection efforts, the Medicare program has historically paid those amounts as "allowable Medicare bad debts." The allowability of Medicare bad debts to providers for whom the Company manages partial hospitalization programs is significant since most of the patients in programs managed by the Company are indigent or have very limited resources. The Balanced Budget Act of 1997 reduces the amount of allowable Medicare bad debts payable to providers as follows: 25% for provider fiscal years beginning on or after October 1, 1997; 40% for provider fiscal years beginning on or after October 1, 1998; and 45% for provider fiscal years beginning on or after October 1, 1999. The reduction in "allowable Medicare bad debts" could have a material adverse effect on Medicare reimbursement to the Company's providers and could further result in the restructuring or loss of provider contracts with the Company. See
"Business -- Government Regulation."

     Many of the patients served in the Outpatient Programs are indigent or have very limited resources. Accordingly, many of those patients have Medicaid coverage in addition to Medicare coverage. In some of the states where the Company furnishes services, the state Medicaid plans have paid the Medicare coinsurance amount. However, under the Balanced Budget Act of 1997, states will no longer have to pay such amounts if the amount paid by Medicare for the service equals or exceeds what Medicaid would have paid had it been the primary insurer. To the extent that states take advantage of this new legislation and refuse to pay the Medicare coinsurance amounts on behalf of the Outpatient Program patients to the degree that they had in the past, it will have an adverse impact on the providers with whom the Company contracts, and thus may have a material adverse effect on the Company's business, financial condition and results of operations.

     In the Balanced Budget Act of 1997, Congress directed HCFA to implement a prospective payment system for all outpatient hospital services for the calendar year beginning January 1, 1999. Under such a system, a pre-determined rate would be paid to providers regardless of the providers' reasonable cost. While the actual reimbursement rates and methodology have not been determined and thus their effect, positive or negative, is unknown, the Company may need to negotiate modifications to its contracts with providers, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

GOVERNMENT REGULATION

     Mental health care is an area subject to extensive and frequent regulatory change. Changes in the laws or new interpretations of existing laws can have a significant effect on the methods of doing business, costs of doing business and amounts of reimbursement available from governmental and other payors. The Company is and will continue to be subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities in which it operates or intends to operate, including applicable Medicare and Medicaid guidelines. The Company's business is subject to a broad range of federal, state and local requirements including, but not limited to, fraud and abuse laws, licensing and certification standards, and regulations governing the scope and quality of care. Violations of these requirements may result in civil and criminal penalties and exclusions from participation in federal and state-funded programs. The Company at all times attempts to comply with all such laws including applicable Medicare and Medicaid regulations; however, there can be no assurance that the expansion or interpretation of existing laws or regulations, or the imposition of new laws or regulations, will not have a material adverse effect on the Company's provider relationships or the Company's business, financial condition and results of operations.

     The U.S. Department of Health and Human Services has established HCFA to administer and interpret the rules and regulations governing the Medicare program and the benefits associated therewith. Applicable Medicare guidelines permit the reimbursement of contracted management services provided that, among other things, the associated fees are "reasonable." As a general rule, Medicare guidelines indicate that the costs incurred by a provider for contract management services relating to furnishing Medicare-covered services are deemed "reasonable" if the costs incurred are comparable with marketplace prices for similar services. Although management believes that the Company's charges for its services are comparable with marketplace prices for similar services, the determination of reasonableness may be interpreted by HCFA or a fiscal intermediary in a manner inconsistent with the Company's belief. Notwithstanding the Company's belief, a determination that the Company's management fees may not be "reasonable" may have a material adverse effect on the Company's business, financial condition and results of operations.

     HCFA has also published criteria that partial hospitalization services must meet in order to qualify for Medicare funding. Pursuant to these criteria, HCFA requires partial hospitalization services to be: (i) incident to a physician's service; (ii) reasonable and necessary for the diagnosis or treatment of the patient's conditions; and (iii) provided by a physician with a reasonable expectation of improvement of the patient from the treatment. Although the Company and its providers have quality assurance and utilization review programs to ensure that the partial hospitalization programs managed by the Company are operating in compliance with all Medicare requirements, there can be no assurance that in the future certain aspects of the Company's programs will not be found to have failed to satisfy all applicable criteria for Medicare eligibility.

     Historically, CMHCs, unlike hospitals, were not surveyed by a Medicare contractor before being permitted to participate in the Medicare program. However, HCFA is now in the process of surveying all CMHCs to confirm that they meet all applicable Medicare conditions for furnishing partial hospitalization programs. Management believes that all the CMHCs that contract with the Company should be found in compliance with the applicable requirements. However, there can be no assurance that some CMHCs contracting with the Company will not be terminated from the Medicare program or that the government will not attempt to recover payments made to such CMHCs for services, including payments relating to the Company's services, which had been furnished and paid for by Medicare. See "Business -- Government Regulation."

MANAGEMENT OF RAPID GROWTH

     The Company expects that its outpatient psychiatric management services business and the number of its Outpatient, Case Management and Chemical Dependency Programs may increase significantly as it pursues its growth strategy. If it materializes, this rapid growth will place significant demands on the Company's management resources. The Company's ability to manage its growth effectively will require it to continue to expand its operational, financial and management information systems, and to continue to attract, train, motivate, manage and retain key employees. If the Company is unable to manage its growth effectively, its business, financial condition and results of operations could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company depends, and will continue to depend, upon the services of its current senior management for the management of the Company's operations and the implementation of its business strategy. In addition, the Company's success is also dependent upon its ability to attract and retain additional qualified management personnel to support the Company's growth. The loss of the services of any or all such individuals or the Company's inability to attract additional management personnel in the future may have a material adverse effect on the Company's business, financial condition and results of operations. The Company presently has no employment agreements with any of its senior executive officers.

     The Company's success and growth strategy also will depend on its ability to attract and retain qualified clinical, marketing and other personnel. The Company competes with general acute care hospitals and other health care providers for the services of psychiatrists, psychologists, social workers, therapists and other clinical personnel. Demand for such clinical personnel is high and they are often subject to competing offers. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary to support its business in the future. Any such inability may have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     In general, the operation of psychiatric programs is characterized by intense competition. General, community and specialty hospitals, including national companies and their subsidiaries, provide many different health care programs and services. The Company anticipates that competition will become more intense as pressure to contain the rising costs of health care continues to intensify, particularly as programs such as those operated by the Company are perceived to help contain mental health care costs. Many other companies engaged in the management of outpatient psychiatric programs compete with the Company for the establishment of affiliations with acute care hospitals. Furthermore, while the Company's existing competitors in the case management business are predominantly not-for-profit CMHCs and case management agencies, the Company anticipates that other health care management companies will eventually compete for this business. Many of these present and future competitors are substantially more established and have greater financial and other resources than the Company. In addition, the Company's current and potential providers may choose to operate mental health programs themselves rather than contract with the Company. There can be no assurance that the Company will be able to compete effectively with its present or future competitors, and any such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

AVAILABILITY AND ADEQUACY OF INSURANCE

     The provision of mental health care services entails an inherent risk of liability. In recent years, participants in the industry have become subject to an increasing number of lawsuits alleging malpractice or related legal theories, many of which involve large claims and significant defense costs. The Company currently maintains annually renewable liability insurance intended to cover such claims and the Company believes that its insurance is in conformity with industry standards. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance coverage (e.g., claims for punitive damages) will not arise. A successful claim against the Company not covered by, or in excess of, the Company's insurance coverage could have a material adverse effect upon the Company's business, financial condition and results of operations. In addition, claims asserted against the Company, regardless of their merit or eventual outcome, could have a material adverse effect upon the Company's reputation and ability to expand its business, and could require management to devote time to matters unrelated to the operation of the Company's business. There can be no assurance that the Company will be able to obtain liability insurance coverage on commercially reasonable terms in the future or that such insurance will provide adequate coverage against potential claims.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales by holders of substantial amounts of Common Stock could adversely affect the prevailing market price of the Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which stockholders of the Company holding in the aggregate 2,260,676 shares of Common Stock upon consummation of the Offering (plus up to 778,175 shares of Common Stock issuable upon exercise of currently exercisable stock options and warrants), including each of the Company's officers, directors, the Selling Stockholders and certain other stockholders, have agreed, subject to certain limited exceptions, that they will not directly or indirectly, offer, pledge, sell, offer to sell, contract to sell or grant any option to purchase or otherwise sell or dispose (or announce any offer, pledge, offer of sale, contract of sale, grant of any option or other sale or disposition) of any shares of Common Stock or other capital stock or securities exchangeable or exercisable for, or convertible into, shares of Common Stock or other capital stock for a period of 120 days after the date of this Prospectus (the "Lock-Up Period"), without the prior written consent of Equitable Securities Corporation. After completion of the Offering, the Company will have 6,689,535 shares of Common Stock outstanding. Of these shares, in addition to the 2,000,000 shares offered hereby plus any additional shares sold upon exercise of the Underwriters' over-allotment option, 2,426,809 shares of Common Stock held by existing stockholders (plus up to 888,115 shares of Common Stock issuable upon exercise of currently exercisable stock options and warrants) will be eligible for immediate sale without restriction. At the end of the Lock-Up Period, subject to the volume limitations imposed by Rule 144 ("Rule 144") under the Securities Act, an additional 2,260,676 shares of Common Stock (plus up to 778,175 shares of Common Stock issuable upon exercise of currently exercisable stock options and warrants) will be eligible for immediate sale without restriction. The remaining 2,050 shares of Common Stock held by existing stockholders (plus up to 15,000 shares of Common Stock issuable upon exercise of currently exercisable stock options and warrants) will become eligible for sale at various times pursuant to Rule 144.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including, but not limited to, the liquidity of the market for the Common Stock, variations in the Company's quarterly results of operations, revisions to existing earnings estimates by research analysts and new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the health care industry generally or mental health services in particular, some of which are unrelated to the Company's operating performance. In addition, the stock market in recent years has generally experienced significant price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

CONCENTRATION OF OWNERSHIP; ANTI-TAKEOVER PROVISIONS

     Upon completion of the Offering, the officers and directors of the Company and their affiliates will continue to own over 30% of the Company's issued and outstanding Common Stock. Although the officers and directors do not have any arrangements or understandings among themselves with respect to the voting of the shares of Common Stock beneficially owned by such persons, such persons acting together could elect a majority of the Company's Board of Directors and control the Company's policies and day-to-day management. The Company's Board of Directors has the authority, without action by the stockholders, to issue shares of preferred stock and to fix the rights and preferences of such shares. The ability to issue shares of preferred stock, together with certain provisions of Delaware law and certain provisions of the Company's Restated Certificate of Incorporation, such as staggered terms for directors, limitations on the stockholders' ability to call a meeting or remove directors and the requirement of a two-thirds vote of stockholders for amendment of certain provisions of the Restated Certificate of Incorporation or approval of certain business combinations, may delay, deter or prevent a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. See "Principal and Selling Stockholders."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,490,000 shares of Common Stock offered by the Company, at an assumed public offering price of $23.44 per share, are estimated to be approximately $32.4 million after deducting estimated underwriting discounts and offering expenses payable by the Company (or approximately $36.8 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

     The Company anticipates that the net proceeds will be used to fund the development of additional treatment programs and for general corporate purposes, including potential acquisitions of complementary businesses. The Company explores the possibility of such acquisitions when appropriate in its judgment, but has not progressed beyond preliminary negotiations and has not reached any agreements in principle with respect to any material acquisitions. Pending application of the net proceeds as described, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "PMRP." The following table sets forth the high and low sales prices for the Common Stock for the quarters indicated as reported on the Nasdaq National Market.

                                                                        PRICE RANGE
                                                                     -----------------
                                                                      HIGH       LOW
                                                                     ------     ------
        FISCAL YEAR ENDING APRIL 30, 1998:
          Second Quarter (through September 23, 1997)............    $24.50     $19.13
          First Quarter..........................................     23.86      16.75
        FISCAL YEAR ENDED APRIL 30, 1997:
          Fourth Quarter.........................................     29.75      16.75
          Third Quarter..........................................     31.44      20.25
          Second Quarter.........................................     35.25      14.13
          First Quarter..........................................     15.50       8.50

     The last reported sale price of the Common Stock on the Nasdaq National Market on September 23, 1997 was $23.44 per share. As of September 15, 1997, there were 94 stockholders of record.

                                DIVIDEND POLICY

     It is the policy of the Company's Board of Directors to retain earnings to support operations and to finance continued growth of the Company rather than to pay dividends. The Company has never paid or declared any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company's credit facility contains certain restrictions and limitations, including the prohibition against payment of dividends on Common Stock.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of July 31, 1997 and as adjusted to give effect to (i) the sale of the 1,490,000 shares of Common Stock offered by the Company at an assumed public offering price of $23.44 per share and (ii) the exercise of options and warrants to purchase an aggregate of 40,000 shares of Common Stock immediately prior to consummation of the Offering. This table should be read in conjunction with the more detailed information and consolidated financial statements and accompanying notes appearing elsewhere in this Prospectus.

                                                                              JULY 31, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Short-term debt, including current portion of long-term debt.........    $    --       $    --
                                                                         =======       =======
Long-term debt and capital lease obligations.........................         --            --
Stockholders' equity:
  Preferred Stock, $0.01 par value: 1,000,000 shares authorized; no
     shares issued and outstanding...................................         --            --
  Common Stock, $0.01 par value: 10,000,000 shares authorized;
     5,055,500 shares issued and outstanding; 6,585,500 shares issued
     and outstanding as adjusted.....................................    $    51       $    66
  Additional paid-in capital.........................................     12,257        44,787
  Retained earnings..................................................      5,029         5,029
                                                                         -------       -------
     Total stockholders' equity......................................     17,337        49,882
                                                                         -------       -------
     Total capitalization............................................    $17,337       $49,882
                                                                         =======       =======

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected consolidated financial data for the Company for the periods and at the dates indicated. The selected financial data as of and for the fiscal years ended April 30, 1993, 1994, 1995, 1996 and 1997 are derived from the Company's financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected financial data for the three months ended July 31, 1996 and 1997 are derived from the Company's unaudited interim consolidated financial statements and, in the opinion of the Company, all normal and recurring adjustments necessary to present fairly the Company's financial position and results of operations at the end of and for such periods have been reflected. Results of operations for the three months ended July 31, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year ending April 30, 1998. The following data should be read in conjunction with the more detailed information and consolidated financial statements and accompanying notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information, appearing elsewhere in this Prospectus.

                                                                                      THREE MONTHS
                                                                                          ENDED
                                               YEAR ENDED APRIL 30,                     JULY 31,
                                  -----------------------------------------------   -----------------
                                   1993      1994      1995      1996      1997      1996      1997
                                  -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Revenue.........................  $16,615   $22,786   $21,747   $36,316   $56,637   $13,028   $16,177
Expenses:
  Operating expenses............   12,273    17,165    20,648    28,472    41,423     9,741    11,626
  Marketing, general and
     administrative.............    2,112     2,781     2,977     4,019     6,350     1,518     2,115
  Provision for bad debts.......      272     1,342     1,317     1,448     3,084       602       664
  Depreciation and
     amortization...............       99       276       403       596       701       180       216
  Interest (income), expense....     (100)      (40)       62         2      (217)      (31)      (89)
  Minority interest in loss of
     subsidiary.................       --      (135)     (108)       (1)       --        --        --
                                  -------   -------   -------   -------   -------   -------   -------
  Total expenses................   14,656    21,389    25,299    34,536    51,341    12,010    14,531
                                  -------   -------   -------   -------   -------   -------   -------
Income (loss) before income
  taxes.........................    1,959     1,397    (3,552)    1,780     5,296     1,018     1,645
Income tax expense (benefit)....      802       572    (1,266)      730     2,172       418       675
                                  -------   -------   -------   -------   -------   -------   -------
Net income (loss)...............    1,157       825    (2,286)    1,050     3,124       600       971
                                  -------   -------   -------   -------   -------   -------   -------
Dividends declared on preferred
  stock(1)......................      292        28        66       132        17        17        --
                                  -------   -------   -------   -------   -------   -------   -------
Net income (loss) for common
  stock.........................  $   864   $   797   $(2,352)  $   918   $ 3,107   $   583   $   971
                                  =======   =======   =======   =======   =======   =======   =======
Earnings (loss) per common share
  (fully diluted)...............  $  0.30   $  0.24   $ (0.70)  $  0.21   $  0.54   $  0.11   $  0.16
                                  =======   =======   =======   =======   =======   =======   =======
Weighted average shares
  outstanding (fully diluted)...    2,839     3,312     3,337     5,043     5,772     5,291     6,012

                                                              APRIL 30,
                                           -----------------------------------------------   JULY 31,
                                            1993      1994      1995      1996      1997       1997
                                           -------   -------   -------   -------   -------   --------
BALANCE SHEET DATA:
Working capital..........................  $ 7,842   $ 7,705   $ 8,790   $10,911   $20,641   $ 21,902
Total assets.............................   11,289    13,671    14,811    21,182    33,085     34,917
Long-term debt...........................      203       526        --        --        --         --
Stockholders' equity.....................    6,664     7,699     7,062     9,112    16,248     17,337

---------------

(1) Earnings (loss) per common share is affected by the reduction of net income available for Common Stock resulting from the dividends on the Preferred Stock. In July 1996, all holders of the Preferred Stock exercised their options to convert all of such shares of Preferred Stock into 700,000 shares of Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the more detailed information and consolidated financial statements and accompanying notes, as well as the other financial information appearing elsewhere in this Prospectus. Except for historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     PMR is a leading manager of specialized mental health care programs designed to treat individuals diagnosed with SMI, primarily schizophrenia and bi-polar disorder (i.e., manic-depressive illness). PMR manages the delivery of a broad range of outpatient and community-based psychiatric services for SMI patients, consisting of 39 Outpatient Programs, five Case Management Programs and seven Chemical Dependency Programs. Through its various programs, PMR employs or contracts with more than 400 mental health professionals and currently provides services to approximately 8,800 patients. The Company currently offers its services in twelve states, comprised of Arizona, Arkansas, California, Colorado, Hawaii, Illinois, Indiana, Kentucky, Michigan, Ohio, Tennessee and Texas. PMR believes it is the only private sector company focused on providing an integrated mental health disease management model to the SMI population.

     PMR's Outpatient Programs serve as a comprehensive alternative to inpatient hospitalization and include partial hospitalization and lower intensity outpatient services. The Case Management Programs provide an intensive, individualized primary care service which consists of a proprietary case management model utilizing clinical protocols for delivering care to SMI patients. The Company also provides Chemical Dependency Programs to patients affiliated with managed care organizations and government-funded programs.

SOURCES OF REVENUE

     Outpatient Programs. PMR's Outpatient Programs are the Company's primary source of revenue. Revenue under these programs is derived primarily from services provided under three types of agreements: (i) an all-inclusive fee arrangement based on fee-for-service rates which provides that the Company is responsible for substantially all program costs; (ii) a fee-for-service arrangement under which substantially all program costs are the responsibility of the provider; and (iii) a fixed fee arrangement. The all-inclusive arrangements are in effect at 36 of the 39 existing Outpatient Programs and constituted 69.8% of the Company's revenue for the three months ended July 31, 1997. Typical contractual agreements with these providers, primarily acute care hospitals or CMHCs, require the Company to provide, at its own expense, specific management personnel for each program site. Patients served by the Outpatient Programs typically are covered by Medicare.

     Revenue under the Outpatient Program is recognized at estimated net realizable amounts when services are rendered based upon contractual arrangements with providers. Under certain of the Company's contracts, the Company is obligated to indemnify the provider for all or some portion of the Company's management fees that may not be deemed reimbursable to the provider by Medicare's fiscal intermediaries. As of July 31, 1997, the Company had recorded $9.7 million in contract settlement reserves to provide for possible amounts ultimately owed to its provider customers resulting from disallowance of costs by Medicare and Medicare cost report settlement adjustments. Such reserves are classified as non-current liabilities because ultimate determination of substantially all of the potential contract disallowances is not anticipated to occur during fiscal 1998. See "Risk Factors -- Dependence Upon Medicare Reimbursement" and "-- Sufficiency of Existing Reserves to Cover Reimbursement Risks."

     Case Management Programs. For its Case Management Programs in Tennessee, the Company receives a monthly case rate payment from the managed care consortiums responsible for managing the TennCare program and is responsible for planning, coordinating and managing psychiatric case management services for its consumers who are eligible to participate in the TennCare program. The Company also is responsible for providing a portion of the related outpatient clinical care under certain of the agreements. Revenue under the TennCare program is recognized in the period in which the related service is to be provided. These revenues represent substantially all of the Company's case management revenues. See "Risk
Factors -- Potential Changes in TennCare," "-- Concentration of Revenues" and "-- Limited Operating History of Case Management Programs."

     Chemical Dependency Programs. In Southern California, the Company contracts primarily with managed care companies and commercial insurers to provide its outpatient chemical dependency services. The contracts are structured as fee-for-service or case rate reimbursement and revenue is recognized in the period in which the related service is delivered. In Arkansas, the Company manages detoxification and dual diagnosis programs for individuals eligible for public sector reimbursement. The Company generates revenue based on a combination of state-funded grants and Medicaid fee-for-service reimbursement. Revenue is recognized in the period in which the related service is delivered.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenue represented by the respective financial items:

                                                                               THREE MONTHS
                                                                                   ENDED
                                                 YEAR ENDED APRIL 30,            JULY 31,
                                               -------------------------     -----------------
                                               1995      1996      1997      1996        1997
                                               -----     -----     -----     -----       -----
    Revenue................................    100.0%    100.0%    100.0%    100.0%      100.0%
    Operating expenses.....................     95.0      78.4      73.1      74.8        71.9
    Marketing, general and
      administrative.......................     13.7      11.1      11.2      11.7        13.1
    Provision for bad debts................      6.1       4.0       5.5       4.6         4.1
    Depreciation and amortization..........      1.9       1.6       1.2       1.4         1.3
    Interest (income), expense.............      0.3       0.0      (0.4)     (0.2)       (0.6)
                                                         ------    ------    ------      ------
                                                             -         -         -           -
    Total expenses.........................    116.3      95.1      90.7      92.2        89.8
                                                         ------    ------    ------      ------
                                                             -         -         -           -
    Income (loss) before income taxes......    (16.3)%     4.9%      9.4%      7.8%       10.2%
                                                         =======   =======   =======     =======

  THREE MONTHS ENDED JULY 31, 1997 COMPARED TO THREE MONTHS ENDED JULY 31, 1996

     Revenue. Revenue increased from $13.0 million for the three months ended July 31, 1996 to $16.2 million for the three months ended July 31, 1997, an increase of $3.1 million, or 24.2%. The Outpatient Programs recorded revenue of $11.5 million, an increase of 24.0% as compared to the three months ended July 31, 1996. This increase was the result of same-site increases in revenue of 7.0% and the gross addition of eight new programs as compared to the three months ended July 31, 1996. The increase in same-site revenue was due to increases in revenue per patient day attributable to the Outpatient Programs' emphasis on a higher-acuity patient population. The remainder of the increase in revenue came predominantly from the Case Management Programs in Tennessee and Arkansas, which recorded revenue of $3.9 million, an increase of 25.3%, as compared to the three months ended July 31, 1996. This increase was attributable to enrollment growth in existing programs and the launch of an additional Case Management Program in Arkansas. Revenue from the Chemical Dependency Programs was $786,000, an increase of 30.6% as compared to the three months ended July 31, 1996. This increase was attributable to a strong census increase in the first Arkansas Chemical Dependency Program.

     Operating expenses. Operating expenses consist of costs incurred at the program sites and costs associated with the field management responsible for administering the programs. Operating expenses increased from $9.7 million for the three months ended July 31, 1996 to $11.6 million for the three months ended July 31, 1997, an increase of $1.9 million, or 19.4%. As a percentage of revenue, operating expenses declined from 74.8% for the three months ended July 31, 1996 to 71.9% for the three months ended July 31,

1997. Operating expenses increased less rapidly than revenue due to the substantial component of fixed and semi-fixed costs in the Outpatient and Case Management Programs.

     Marketing, general and administrative. Marketing, general and administrative expenses consist of corporate overhead expense and regional administrative, development and clinical expenses which are not direct program expenses. Marketing, general and administrative expenses increased from $1.5 million for the three months ended July 31, 1996 to $2.1 million for the three months ended July 31, 1997, an increase of $596,000, or 39.3%. This increase was due to investment in regional offices to support existing and anticipated programs, as well as enhancements to corporate infrastructure including utilization review and information technology.

     Provision for bad debts. Provision for bad debt expense increased from $602,000 for the three months ended July 31, 1996 to $664,000 for the three months ended July 31, 1997, an increase of $62,000, or 10.3%. This increase was due primarily to an increase in revenue which was partially offset by a modest decrease in the percentage used to accrue for the provision for bad debts. The Company has modestly reduced this percentage based on its collection experience over the past year. However, the Company expects this percentage to fluctuate based on the aggressiveness of fiscal intermediaries in reviewing claims related to the Outpatient Programs and the number of programs that the Company operates which serve a significant indigent population.

     Depreciation and amortization. Depreciation and amortization expense increased from $180,000 for the three months ended July 31, 1996 to $216,000 for the three months ended July 31, 1997, an increase of $35,000, or 19.6%. The increase was due largely to expenditures for capital equipment and leasehold improvements, as well as start-up costs associated with the gross addition of eight new Outpatient Programs and one new Chemical Dependency Program.

     Interest (income), expense. Interest income increased from $31,000 for the three months ended July 31, 1996 to $89,000 for the three months ended July 31, 1997, an increase of $58,000, or 184.7%. This increase resulted primarily from higher cash and cash equivalent balances.

     Income (loss) before income taxes. Income before income taxes increased from $1.0 million for the three months ended July 31, 1996 to $1.6 million for the three months ended July 31, 1997, an increase of $627,000, or 61.6%. Income before income taxes as a percentage of revenue increased from 7.8% to 10.2% over this period of time.

  YEAR ENDED APRIL 30, 1997 COMPARED TO YEAR ENDED APRIL 30, 1996

     Revenue. Revenue increased from $36.3 million for the year ended April 30, 1996 to $56.6 million for the year ended April 30, 1997, an increase of $20.3 million, or 56.0%. The Outpatient Programs recorded revenue of $40.0 million, an increase of 49.3% as compared to fiscal 1996. This increase was the result of same-site increases in revenue of 40.0% compared to fiscal 1996 and the gross addition of eight new programs in fiscal 1997. The remainder of the increase in revenue came predominantly from the growth in Case Management Programs in Tennessee and the introduction of Case Management Programs in Arkansas, which recorded revenue of $13.7 million, an increase of 80.3% as compared to fiscal 1996. Revenue from the Chemical Dependency Programs was $2.9 million, an increase of 54.4% as compared to fiscal 1996. This increase was attributable to a full year of operation of the Little Rock public sector program in Arkansas and to growth in the managed care business in California.

     Operating expenses. Operating expenses increased from $28.5 million for the year ended April 30, 1996 to $41.4 million for the year ended April 30, 1997, an increase of $13.0 million, or 45.5%. Of this increase, $5.4 million, or 42.0%, resulted from the effect of a full year of operations of the Case Management Programs in Tennessee and the launch of the Case Management Programs in Arkansas. The remainder of the increase in operating expenses was associated primarily with increased costs to support the revenue growth at existing Outpatient Programs and the net addition of six Outpatient Programs during fiscal 1997.

     Marketing, general and administrative. Marketing, general and administrative expenses increased from $4.0 million for the year ended April 30, 1996 to $6.4 million for the year ended April 30, 1997, an increase of

$2.3 million, or 58.0%. The increase was related to the following factors: (i) the reorganization of the Company into three regions; (ii) the significant investment in the Mid-America region to prepare for anticipated growth associated with the agreement with Columbia/HCA Healthcare Corporation ("Columbia"); (iii) the start-up of the site management and clinical information initiative; and (iv) increases in personnel associated with information systems, development and utilization review.

     Provision for bad debts. Provision for bad debt expense increased from $1.4 million for the year ended April 30, 1996 to $3.1 million for the year ended April 30, 1997, an increase of $1.6 million, or 113.0%. This increase was due to an increase in the percentage for bad debt from 4.0% in fiscal 1996 to 5.4% in fiscal 1997, which resulted in part from higher rates of indigent clients in the Case Management Programs, limited collection experience in the Case Management Programs and in the Chemical Dependency Programs in Arkansas, and a more conservative percentage for denials by third-party payors.

     Depreciation and amortization. Depreciation and amortization expense increased from $596,000 for the year ended April 30, 1996 to $701,000 for the year ended April 30, 1997, an increase of $105,000, or 17.6%. The increase was due to additional capital expenditures associated with the start-up of eight new Outpatient Programs and increased capital expenditures for information systems.

     Interest (income), expense. Interest expense decreased from $2,000 for the year ended April 30, 1996 to interest income of $217,000 for the year ended April 30, 1997, an increase of $219,000. The improvement was due to higher cash and cash equivalent balances and the absence of bank debt in fiscal 1997.

     Income (loss) before income taxes. Income before income taxes increased from $1.8 million for the year ended April 30, 1996 to $5.3 million for the year ended April 30, 1997, an increase of $3.5 million, or 197.5%. Income before income taxes as a percentage of revenue increased from 4.9% to 9.4% over this period of time.

  YEAR ENDED APRIL 30, 1996 COMPARED TO YEAR ENDED APRIL 30, 1995

     Revenue. Revenue increased from $21.7 million for the year ended April 30, 1995 to $36.3 million for the year ended April 30, 1996, an increase of $14.6 million, or 67.0%. The Outpatient Programs recorded revenue of $26.8 million, an increase of 33.3% as compared to fiscal 1995. This increase was due to increases in average patient census and net revenue per patient at existing program sites, and the gross addition of five new Outpatient Programs during fiscal 1996. The remainder of the increase in revenue came predominantly from the commencement of the Case Management Programs in Tennessee, which recorded revenue of $7.6 million. Revenue from the Chemical Dependency Programs was $1.9 million, an increase of 21.5% as compared to fiscal 1995.

     Operating expenses. Operating expenses increased from $20.6 million for the year ended April 30, 1995 to $28.5 million for the year ended April 30, 1996, an increase of $7.8 million, or 37.9%. Of this increase, $6.9 million resulted from the commencement of the Case Management Programs in Tennessee. The remainder of the increase in operating expenses was associated with increased costs to support the revenue growth at existing Outpatient Programs and the net addition of three Outpatient Programs during fiscal 1996.

     Marketing, general and administrative. Marketing, general and administrative expenses increased from $3.0 million for the year ended April 30, 1995 to $4.0 million for the year ended April 30, 1996, an increase of $1.0 million, or 35.0%. The increase was related primarily to the following factors:
(i) the preparation for and commencement of the Case Management Programs in Tennessee; (ii) the preparation for the commencement of the Case Management Programs in Arkansas; and (iii) increased marketing of the Outpatient Programs.

     Provision for bad debts. Provision for bad debt expense increased from $1.3 million for the year ended April 30, 1995 to $1.4 million for the year ended April 30, 1996, an increase of $131,000, or 9.9%. This increase was substantially less than the percentage increase in revenue and other expenses due to a lower provision for bad debts on revenue from the Case Management Programs.

     Depreciation and amortization. Depreciation and amortization expense increased from $403,000 for the year ended April 30, 1995 to $596,000 for the year ended April 30, 1996, an increase of $193,000, or 47.8%.

The increase was due largely to the amortization of intangible assets associated with the acquisition of the remaining interest of the Twin Town Outpatient subsidiary and covenants not to compete in Tennessee.

     Interest (income), expense. Interest expense decreased from $62,000 for the year ended April 30, 1995 to $2,000 for the year ended April 30, 1996, a decrease of $60,000, or 96.5%. This decrease resulted primarily from substantially higher cash and cash equivalent balances in fiscal 1996 and the repayment of outstanding bank debt in the fourth quarter of fiscal 1996.

     Income (loss) before income taxes. Income before income taxes increased from a loss of $3.6 million for the year ended April 30, 1995 to income of $1.8 million for the year ended April 30, 1996, an increase of $5.3 million. Income before income taxes as a percentage of revenue increased to 4.9% over this period of time.

LIQUIDITY AND CAPITAL RESOURCES

     For the three months ended July 31, 1997, net cash used in operating activities was $854,000. Working capital was $21.9 million, an increase of $1.3 million, or 6.1%, as compared to April 30, 1997. Cash and cash equivalents at July 31, 1997 were $8.6 million, a decrease of $1.4 million, or 14.2% as compared to April 30, 1997.

     The negative cash flow from operating activities during the three months ended July 31, 1997 was primarily due to increases in accounts receivable. This increase in accounts receivable was a result of significant revenue increases combined with an increase in days sales outstanding from 67 in fiscal 1997 to 79 for the three months ended July 31, 1997. The increase in days sales outstanding was due to delays in payments associated with six of the Outpatient Programs which are presently subject to a review of claims. The other significant use of cash was the purchase of furniture and office equipment associated with recently opened program sites and investment in information technology.

     Working capital is anticipated to be utilized during fiscal 1998 for operations, to continue expansion of the Outpatient and Case Management Programs, for the development of the site management and clinical information initiative, and for the implementation and expansion of the Company's other programs. During fiscal 1998, working capital is expected to be realized principally from operations, as well as from a $10.0 million line of credit from Sanwa Bank which became effective November 1, 1996. Interest is payable under this line of credit at a rate of either the bank's reference rate plus one-half percent or the eurodollar rate plus two and one-half percent.

     The opening of a new Outpatient Program site typically requires $45,000 to $150,000 for office equipment, supplies, lease deposits, leasehold improvements, and the hiring and training of personnel prior to opening. These programs generally experience operating losses through an average of the first four months of operation. The Company expects to provide cash for the start up of the site management and clinical information initiative in amounts that are not yet certain due to the early stage development of this initiative. The Company also is in the process of refining the specifications for the purchase and development of a new care management information system which will include a data collection and repository system for the Company's clinical information.

     From time to time, the Company recognizes charges to operations as a result of particular uncertainties associated with the health care reimbursement rules as they apply to the Outpatient Programs. During fiscal 1997, a majority of the Company's revenue was derived from the management of the Outpatient Programs. Since substantially all of the patients of the Outpatient Programs are eligible for Medicare, collection of a significant component of the Company's management fees is dependent upon reimbursement of claims submitted to fiscal intermediaries by the hospitals or CMHCs on whose behalf these programs are managed. Under the Company's contracts with its providers, the Company may be responsible to indemnify providers for the portion of the Company's management fee disallowed for reimbursement pursuant to warranty obligations that exist with certain providers. Although the Company believes that its potential liability to satisfy such requirements has been adequately reserved in its financial statements, the obligation to pay such amounts, if and when they become due, could have a material adverse effect on the Company's short term liquidity.

Certain factors are, in management's view, likely to lessen the impact of any such effect, including the expectation that, if claims arise, they will arise on a periodic basis over several years and that any disallowance will merely be offset against obligations already owed by the provider to the Company. See "Risk Factors -- Dependence Upon Medicare Reimbursement."

     The Company maintains significant reserves to cover the potential impact of two primary uncertainties: (i) the Company may have an obligation to indemnify certain providers for some portions of its management fee which may be subject to disallowance upon audit of a provider's cost report by fiscal intermediaries; and (ii) the Company may not receive full payment of the management fees owed to it by a provider during the periodic review of the provider's claims by the fiscal intermediaries. The Company has been advised by HCFA that certain program-related costs are not allowable for reimbursement. The Company may be responsible for reimbursement of the amounts previously paid to the Company that are disallowed pursuant to obligations that exist with certain providers. Although the Company believes that its potential liability to satisfy such requirements has been adequately reserved in its financial statements, there can be no assurance that such reserves will be adequate. The obligation to pay the amounts estimated within the Company's financial statements (or such greater amounts as are due), if and when they become due, could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Sufficiency of Existing Reserves to Cover Reimbursement Risks," "Business -- Contracts" and "-- Government Regulation."

IMPACT OF INFLATION

     A substantial portion of the Company's revenue is subject to reimbursement rates that are regulated by the federal and state governments and that do not automatically adjust for inflation. As a result, increased operating costs due to inflation, such as labor and supply costs, without a corresponding increase in reimbursement rates, may adversely affect the Company's earnings in the future.

                                    BUSINESS

     PMR is a leading manager of specialized mental health care programs designed to treat individuals diagnosed with SMI, primarily schizophrenia and bi-polar disorder (i.e., manic-depressive illness). PMR manages the delivery of a broad range of outpatient and community-based psychiatric services for SMI patients, consisting of 39 Outpatient Programs, five Case Management Programs and seven Chemical Dependency Programs. Through its various programs, PMR employs or contracts with more than 400 mental health professionals and currently provides services to approximately 8,800 patients. The Company currently offers its services in twelve states, comprised of Arizona, Arkansas, California, Colorado, Hawaii, Illinois, Indiana, Kentucky, Michigan, Ohio, Tennessee and Texas. PMR believes it is the only private sector company focused on providing an integrated mental health disease management model to the SMI population.

     PMR's Outpatient Programs serve as a comprehensive alternative to inpatient hospitalization and include partial hospitalization and lower intensity outpatient services. The Case Management Programs provide an intensive, individualized primary care service which consists of a proprietary case management model utilizing clinical protocols for delivering care to SMI patients. The Company also provides Chemical Dependency Programs to patients affiliated with managed care organizations and government-funded programs. Recently, PMR began development of a site management and clinical information initiative. The Company believes that its access to a large SMI patient base provides it with a unique opportunity to collect, process and analyze clinical and pharmacoeconomic data on schizophrenia and bi-polar disorder. In January 1997, PMR entered into a collaborative agreement with United HealthCare Corporation and its Applied Informatics division to assist in developing this initiative.

INDUSTRY OVERVIEW

     According to the NIMH and the NAMHC, serious mental illnesses are neurobiological disorders of the brain and include schizophrenia, schizoaffective disorder, manic-depressive illness and autism, as well as severe forms of other disorders such as major depression, panic disorder and obsessive-compulsive disorder. These diseases are chronic and represent one of the highest cost segments of the health care system. Industry sources indicate that approximately 2.8% of the adult population and 3.2% of children ages 9-17 are affected by SMI, for a total SMI population in the United States of approximately 5.6 million people. In 1995, individuals diagnosed with SMI consumed $27 billion in direct medical costs relating to the provision of mental health services and consumed more than $74 billion in total costs, including estimates of lost productivity. Based on industry data, the Company estimates that the direct medical expenditures associated with SMI represent in excess of 25% of total direct mental health care costs. However, the potential costs of direct medical care may exceed these levels due to the approximately 2.2 million Americans estimated to be suffering from untreated SMI. The cost and quality of care for the SMI population has been adversely affected by several continuing public policy trends including: (i) the de-institutionalization of SMI patients from long-term care hospitals into the community; (ii) the fragmented provision of care through under-funded, community-based organizations; and (iii) disparate, uncoordinated funding sources.

  DE-INSTITUTIONALIZATION OF THE SMI POPULATION

     Since 1955, the SMI population in the United States has experienced extensive de-institutionalization resulting in the public psychiatric hospital census declining from approximately 560,000 individuals to approximately 72,000 individuals in 1994. The effect of de-institutionalization is exacerbated by the fact that the general population grew 58% over this same period, while the SMI incidence rate remained stable. Industry sources estimate that there are approximately 763,000 individuals in the United States currently diagnosed with SMI who otherwise would have received inpatient treatment prior to de-institutionalization, of which 60%-75% are patients with schizophrenia or bi-polar disorder. The result of this trend has been increased rates of transinstitutionalism and homelessness among SMI patients. Transinstitutionalism is a term utilized to describe the mechanism by which de-institutionalized individuals receive care in one or more alternate settings such as nursing homes, general hospitals, jails and prisons. Industry estimates indicate that 23% of nursing home residents have a mental disorder and that more than 98,000 general hospital beds are occupied by SMI patients. Furthermore, approximately 10% of all prison and jail inmates are SMI diagnosed and 35% of the approximately 350,000 homeless individuals in the United States are currently suffering from SMI disorders.

     De-institutionalization has exacerbated an ineffective and disorganized system of care for a medically complex patient population with highly specialized needs. Coordination and monitoring of services is crucial to avoid fragmentation of care for SMI patients. SMI patients typically enter the health care system through multiple, uncoordinated access points including emergency rooms, CMHCs, substance abuse centers, community case managers and crisis management hotlines. Services provided are generally disparate, often duplicative and structured to function reactively to patient crises rather than proactively to manage patient care. Multiple physicians, case workers and other care providers handle patients in different sites across the spectrum of care with little or no coordination. Under the current system, patient monitoring and medication compliance is generally low for SMI patients, leading to an increased incidence rate of high-cost catastrophic events.

  EVOLUTION OF GOVERNMENT ROLE

     The majority of the costs of treating and managing the SMI population are borne by federal, state and local government programs, including Medicare and Medicaid. States play a much larger role in the provision of mental health care services than they do in the delivery of general health care services, particularly for the SMI population. Many states operate and manage psychiatric hospitals and CMHCs, the latter of which are often the primary care setting for SMI patients. CMHCs typically are not-for-profit, government affiliated or independently operated organizations which lack access to capital, sophisticated management information and financial systems, and comprehensive programs for treating SMI patients. CMHCs traditionally have not been included in managed care networks and thus may be unfamiliar with the needs and demands of managed care. This provider segment also is extremely fragmented, with each community having one or more agencies and boards of directors. As costs for public sector mental health care have continued to escalate, states have begun to turn to the private sector to assume the administrative and financial risk of providing mental health care to state Medicaid populations. At least nine states, including Colorado, Hawaii, Iowa, Massachusetts, Minnesota, Montana, Ohio, Tennessee and Utah, have established some of the first contracts to "carve-out" behavioral health care directly within their overall Medicaid managed care programs and have contracted or are expected to contract directly with behavioral health managed care companies to provide such services. The expensive and difficult-to-manage SMI population creates significant challenges for managed care companies unfamiliar with the requirements of these disorders.

  SCHIZOPHRENIA

     The primary diagnosis of the SMI population treated by PMR is schizophrenia, an incurable biological disorder which affects approximately 1% of the general population. Approximately 70% of the patients treated at the Company's programs are diagnosed with schizophrenia. The remainder are afflicted with bi-polar disorder, major depression, schizoaffective disorder or other personality disorders. Industry sources indicate that up to 50% of patients suffering from schizophrenia receive no treatment for symptoms. In addition, due to the stigma and social constraints that accompany schizophrenia, 25% of schizophrenics attempt to end their lives through suicide. In general, each year a significant percentage of individuals with schizophrenia are admitted for an inpatient hospitalization and virtually all of the diagnosed population is prescribed a chronic medication regimen. These individuals often suffer from a substance abuse or chemical dependency diagnosis. Based on industry data, the Company estimates that schizophrenia consumes approximately $20 billion in annual mental health care expenditures. The direct medical costs of schizophrenia are consumed primarily in CMHCs, nursing homes and acute care hospitals.

  ADVANCES IN PHARMACEUTICAL TREATMENTS

     Since the introduction of Clozaril in the United States in 1989, several pharmaceutical products have been developed for SMI patients that have resulted in significant improvements in treatment. Although the specific biological causes of SMI remain unknown, the efficacy of many treatment regimens has been found to be comparable to that in other branches of medicine. For example, with the exception of autism, medications exist which generate medical responses in 60%-90% of patients with SMI. For schizophrenia and schizoaffective disorder, research has shown that standard anti-psychotic medication will reduce psychotic symptoms in 60% of patients and in 70%-85% of those experiencing symptoms for the first time. These newer medications, with proper compliance, offer significant potential for recovery to individuals afflicted with SMI.

STRATEGY

     PMR's objective is to be the leader in the management of cost-effective programs which provide quality care and foster the successful recovery of individuals from the devastating effects of SMI. Following are the key components of the Company's strategy:

     - OBTAIN NEW CONTRACTS FOR OUTPATIENT AND CASE MANAGEMENT PROGRAMS. PMR plans to expand into new geographic markets and increase penetration in its existing markets by leveraging its reputation as a leading manager of outpatient psychiatric programs for the SMI population. The Company seeks to identify new markets and potential strategic alliances for these programs. In addition, the Company invests in program enhancements which offer additional benefits to providers and patients while increasing program profitability to the Company.

     - ESTABLISH NEW PROGRAMS AND ANCILLARY SERVICES. PMR maintains an ongoing effort to identify and establish new programs and services which can positively influence the outcomes and reduce the costs of mental health care for the SMI population. Such services include the Company's structured outpatient clinic, which is a lower intensity "step-down" outpatient service designed to meet the needs of patients who have completed the partial hospitalization program or are at other levels of recovery. In addition, the Company has established an ambulatory detoxification program in Arkansas. By adding additional programs and ancillary services, PMR is able to extend the breadth and depth of its treatment capabilities and more effectively provide needed care to SMI patients.

     - COMBINE EXISTING PROGRAMS INTO A FULLY-INTEGRATED DISEASE MANAGEMENT MODEL. PMR believes its proprietary mental health disease management model will position the Company to accept the clinical and financial risks associated with providing care on a capitated basis to the SMI population. The Company intends to integrate its Case Management and Chemical Dependency Programs into markets where outpatient psychiatric services are already being provided by the Company in order to offer a more comprehensive mental health care program. By combining existing Outpatient Programs with its case management capabilities, PMR believes it can offer an integrated SMI care program to payors which will result in improved clinical outcomes on a cost-effective basis.

     - PURSUE SITE MANAGEMENT AND CLINICAL INFORMATION INITIATIVE. PMR is pursuing a site management and clinical information initiative. The Company intends to develop a proprietary database that will facilitate its ability to participate in clinical trials, to collect information related to clinical practice, and to define appropriate clinical protocols for treating SMI patients. PMR believes that its access to more than 20,000 individuals diagnosed with SMI provides it with a unique opportunity to pursue such business opportunities and expand its potential base of customers.

OPERATIONS

     The Company currently operates three specialized mental health care programs comprised of its Outpatient, Case Management and Chemical Dependency Programs. These programs are designed to ensure that high quality, cost-effective treatment and rehabilitation services are provided which decrease hospitalization and assist patients in overcoming the disabling effects of SMI. In addition, the Company has recently begun to pursue a site management and clinical information initiative focused on collecting, processing and analyzing clinical and pharmacoeconomic data related to schizophrenia and bi-polar disorder.

  OUTPATIENT PROGRAMS

     PMR's Outpatient Programs are operated under management contracts with acute care hospitals, psychiatric hospitals and CMHCs, and consist principally of intensive outpatient programs which serve as alternatives to inpatient care. These programs target patients in crisis or those recovering from crisis and thus provide more intensive clinical services than those generally available in a traditional outpatient setting. The Company currently manages 39 programs in Arizona, Arkansas, California, Colorado, Hawaii, Illinois, Indiana, Kentucky, Michigan, Ohio, Tennessee and Texas. The Company's contracts are with 27 separate providers including Scripps Health, Sutter Health System, St. Luke's Hospital of San Francisco and the University of California, Irvine. In addition, the Company entered into an agreement in July 1996 with Columbia which provides access to a ten-state region which presently includes approximately 70 hospitals. Typically, the Company's contracts are two to five years in length. While contract expirations occur from time to time in the ordinary course of business, the Company vigorously attempts to extend and renew existing contracts and to maintain its market share through the addition of new contracts.

     The Outpatient Programs consist principally of psychiatric partial hospitalization programs which are ambulatory in nature and provide intensive, coordinated clinical services to patients diagnosed with SMI. In 1996, the Company introduced its structured outpatient clinic which is a lower intensity "step-down" outpatient service designed to continue the care, maintain the gains achieved and prevent the relapse of patients who have completed the partial hospitalization program. To further expand the Company's potential client population, in August 1997, the Company broadened its structured outpatient program by introducing techniques and protocols utilized in the Case Management Programs in an effort to include clients that are at a lower level of clinical risk.

     Patients admitted to the Outpatient Programs undergo a complete assessment and treatment planning process that includes psychiatric, psycho-social, medical and other specialized evaluations. Each SMI individual is assigned a care coordinator responsible for managing the comprehensive treatment available to the patient, which includes specialty services for geriatric and dually diagnosed patients. All Outpatient Programs provide programming five or six days a week. Treatments include daily group psychotherapy and individual therapy conducted by therapists, nurses and mental health specialists who are supervised by the appropriate department of the hospital or CMHC and by senior clinical managers in the programs. In its Outpatient Programs where the Company retains designated staffing responsibilities, the Company often provides program administrators, medical directors, nurses, community liaisons and other clinical personnel. In these cases, the program administrator generally has a degree in psychology or social work and several years of experience in health care administration. Typically, the medical director is a board-eligible or certified psychiatrist and the other professionals have various levels of training in nursing, psychology or social work.

     Through its Outpatient Programs, the Company brings management expertise to the health care provider with respect to the establishment, development and operation of an outpatient program for SMI patients that is not usually available on an in-house basis. Services provided under Outpatient Program management contracts include complete program design and administration from start-up through ongoing program operation. These programs are intended to enhance the delivery of outpatient mental health services by introducing proprietary clinical protocols and procedures, conducting quality assurance and utilization reviews, ensuring compliance with government regulations and licensure requirements, supplying highly trained certified personnel, providing market research support and expanding the range of services provided. In addition, the programs also enhance the management of financial and administrative services by providing coding and billing support to the providers and performing budget, financial and statistical analyses designed to monitor facility performance. The Company believes these comprehensive features enhance the efficiency and quality of care provided by its Outpatient Programs.

  CASE MANAGEMENT PROGRAMS

     PMR's Case Management Programs were created in 1993 to treat the SMI population in a managed care environment. The case management model was developed in part from proprietary clinical protocols and assessment tools which were purchased in 1993 from leading researchers in the field of psychiatric rehabilitation. Specifically, the Company's programs provide SMI individuals with personalized, one-on-one services designed to stabilize their daily lives and provide early intervention in crisis situations, thereby limiting the catastrophic events which lead to inpatient hospitalizations. The Case Management Programs utilize comprehensive protocols based upon a specific model of intensive service coordination in conjunction with a case manager whose responsibilities include consumer education, the development of crisis plans, responding to crisis events, linking patients to emergency services, assessing patient needs, reviewing patient treatment plans, and authorizing and reviewing services. Case management services vary by market and need of the population and may include 24-hour case management, crisis intervention, respite services, housing assistance, medication management and routine health screening. PMR believes that its Case Management Programs represent the core clinical tool for managing the SMI population in either a capitated or fee-for-service environment and enable its patients to live more healthy, independent, productive and satisfying lives in the community.

     PMR provides its case management services through long-term exclusive management agreements with leading independent case management agencies and CMHCs. Pursuant to those agreements, the Company contributes its proprietary protocols and management expertise and, when necessary, negotiates case management rates and contracts on behalf of the providers. The Company also provides training, management information systems support, and accounting and financial services. Presently, the Company manages programs at two case management agencies in Tennessee and three CMHCs in Arkansas.

     In September 1995, PMR began providing case management services in Tennessee through exclusive management agreements with two leading case management agencies based in Memphis and Nashville. In July 1996, the State of Tennessee implemented the behavioral health program of TennCare, its Medicaid managed care initiative, which resulted in a complete transition to behavioral managed health care for the Medicaid population, including approximately 45,000 SMI patients. Consequently, PMR became the leading provider of case management services to two managed care consortiums, Premier which consists of Columbia and Green Spring Health Services, Inc. (a subsidiary of Magellan Health Services, Inc.), and TBH which consists of Merit Behavioral Care Corporation and Tennessee Behavioral Health. See "Risk Factors -- Potential Changes in TennCare,"
"-- Concentration of Revenues," "-- Limited Operating History of Case Management Programs" and "Business -- Contracts."

     In July 1996, the Company's Arkansas program became operational with the launch of case management services at CMHCs in Little Rock and Russelville. A third site, at a CMHC in El Dorado, Arkansas, opened in September 1996. These three CMHCs serve a potential market of approximately 4,000 SMI patients.

     PMR has developed a new clinical program which provides psychiatric rehabilitation and community support services to SMI individuals. This program is designed to be integrated with the Company's existing Case Management Program. The new clinical program provides a continuum of rehabilitative services including day treatment, skills development, skills maintenance, and individual and small group rehabilitation services designed to help individuals with SMI achieve recovery goals.

  CHEMICAL DEPENDENCY PROGRAMS

     Public sector patients with mental illness often are dually diagnosed with a chemical dependency problem and bridging the gap between the two illnesses is often difficult due to different funding streams, treatment philosophies and regulations pertaining to Medicaid and other public sector payors. Through its Chemical Dependency Programs, PMR works with both public and private payors to develop programs and technologies which include a full range of screening, triage, crisis management, ambulatory care and utilization review services for individuals suffering from chemical addictions. The Company also works with providers to develop detoxification services, and dual diagnosis treatment and rehabilitation. The Company believes that its programs and treatment protocols enable it to meet effectively the specific needs of this patient population.

     In January 1996, the Company opened its first outpatient detoxification program for adults in affiliation with Little Rock Community Mental Health Center in order to manage the detoxification of state-funded and Medicaid beneficiaries on an outpatient basis. Since its opening, the Company believes that its outpatient program at this center has stabilized substantially all of the individuals who were previously directed to a state inpatient detoxification facility. The Company opened its second ambulatory detoxification program in Arkansas in September 1996. Given that the cost of stabilizing chemically dependent individuals on an ambulatory basis is significantly lower relative to inpatient treatment, PMR believes that states and other agencies will be interested in developing similar arrangements.

     The Company also operates and manages programs devoted exclusively to substance abuse and rehabilitation in ambulatory settings, primarily for patients of managed care organizations in Southern California. These programs are operated as free-standing treatment services or as part of a management services agreement with providers. Currently, the Company operates four outpatient facilities that provide intensive chemical dependency services under five distinct programs. All of these programs have received accreditation with commendations by the Joint Commission of American Health Organizations. In addition, the Company is a primary provider of outpatient chemical dependency rehabilitation services to MedPartners Inc. in the Los Angeles basin.

  SITE MANAGEMENT AND CLINICAL INFORMATION INITIATIVE

     PMR recently began pursuit of a site management and clinical information initiative. This initiative which is still in a start-up phase of development, will seek to establish the infrastructure to participate in clinical trials and collect clinical information related to pharmaceutical and non-pharmaceutical clinical practice in treating SMI individuals. In January 1997, the Company signed a collaborative agreement with United HealthCare Corporation and its Applied Informatics division to develop this initiative. Pursuant to this agreement, Applied Informatics will provide information systems and database compilation services to PMR in order to facilitate the development of a proprietary database that captures clinical information relating to the care of SMI patients.

     The genetic and neurobiological bases of SMI will continue to be the focus of intensive research attention. Presently, numerous pharmaceutical companies and drug development companies have compounds in various stages of development which are targeted for the treatment of these disorders. The development of these compounds requires extensive pre-clinical and clinical testing phases, many aspects of which are outsourced to global contract research organizations ("CROs"). Delays in recruiting and enrolling qualified patients, along with patient compliance issues, are significant concerns for the CROs which manage the trials. As a result, site management organizations ("SMOs") are emerging as a new industry sector which provides commercialized clinical trial services under contract with CROs or directly with a pharmaceutical sponsor.

     The Company believes that its expanding service base is an excellent platform for the development of research and clinical information capabilities due to its direct access to a large number of individuals with SMI. Presently, the Company believes that it has access, through programs it manages and through its providers, to more than 20,000 individuals diagnosed with SMI. The Company is currently in the process of developing its capabilities to participate in clinical trials, to collect information related to clinical practice and to define appropriate clinical protocols for treating SMI patients.

CONTRACTS

  OUTPATIENT PROGRAMS

     Each Outpatient Program is generally administered and operated pursuant to the terms of written management contracts with providers. These contracts generally govern the term of the program, the method by which the program is to be operated by the Company, the responsibility of the provider for licensure, billing, insurance and the provision of health care services, and the methods by which the Company will be compensated. The contracts are generally for a stated term between two and five years. Generally, contracts may only be terminated with cause or upon the occurrence of certain material events including changes in applicable laws, rules or regulations.

     Revenues derived by the Company under these contracts generally fit within three types of arrangements: (i) an all-inclusive fee arrangement based on fee-for-service rates which provides that the Company is responsible for substantially all program costs; (ii) a fee-for-service arrangement whereby substantially all program costs are the responsibility of the provider; and
(iii) a fixed fee arrangement. The all-inclusive arrangements are in effect at 36 of the 39 existing Outpatient Programs and constituted approximately 69.8% of the Company's revenues for the three months ended July 31, 1997. Typical contractual agreements with these providers, primarily acute care hospitals or CMHCs, require the Company to provide, at its own expense, specific management personnel for each program site. Regardless of the type of arrangement with the provider, all medical services rendered in the programs are provided by the provider.

     A significant number of the Company's contracts require the Company to indemnify the provider for some or all of the management fee paid to the Company if either third-party reimbursement for mental health services provided to patients of the programs is denied or if the management fee paid to the Company is not reimbursable by Medicare. See "Risk Factors -- Dependence Upon Medicare Reimbursement," "-- Sufficiency of Existing Reserves to Cover Reimbursement Risks," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Government Regulation."

     As the Outpatient Programs mature and increase in number, the Company anticipates that as a matter of normal business development, contract terminations may occur on a periodic basis. In the past, if a contract was terminated, the Company has been successful in opening a replacement program with another provider in the program's geographic area, although no assurance can be given that the Company will successfully replace such terminated contracts or programs in the future.

     In August 1996, the Company signed an enabling agreement (the "Columbia Agreement") with Columbia. The Columbia Agreement relates specifically to the Company's Outpatient Program and Columbia's ten state Mid-America Group which is comprised of Alabama, Illinois, Indiana, Iowa, Kentucky, Minnesota, Mississippi, Tennessee, Wisconsin and West Virginia. The Columbia Agreement grants both Columbia and the Company mutual rights of first refusal with respect to developing Outpatient Programs in the Mid-America Group markets where Columbia owns or manages a hospital. As of August 1997, the Company managed five programs for Columbia hospitals in Illinois, Kentucky and Tennessee and had signed contracts for two additional programs.

     The Company's contracts covering sites operated by hospitals operating under Scripps Health, a San Diego provider, accounted for approximately 12.6% and 14.4% of the Company's revenues for fiscal 1997 and for the three months ended July 31, 1997, respectively. No other provider accounted for more than 10% of the Company's revenues for fiscal 1997.

  CASE MANAGEMENT PROGRAMS

     Each Case Management Program is generally administered pursuant to a management and affiliation agreement with a contracting provider and operates through a wholly owned subsidiary of the Company. The Company is responsible for developing and implementing detailed operating protocols relating to training procedures, management information systems, utilization review, coordination of quality assurance, contract development and other management and administrative services, and, under certain contracts, the provision of mental health services. Pursuant to the terms of the management and affiliation agreements, the Company manages and operates, on behalf of each case management provider, the delivery of case management and other covered psychiatric services. The case management provider is responsible for staff personnel and program facilities, and retains final discretionary authority to approve the related policy manual, staffing issues and overall program operations.

     The terms of the management and affiliation agreements range from four to six years and may only be terminated for cause upon the occurrence of such events as (i) a loss of accreditation or other required licensing or regulatory qualifications, (ii) material breach by either party, (iii) certain legislative or administrative changes that may adversely affect the continued operation of the program and (iv) failure to achieve certain performance targets after designated notice and cure periods. In the Fall of 1995, the Company commenced the operation of its Case Management Programs with two case management agencies in Nashville, Tennessee and Memphis, Tennessee. In March and April of 1996, the Company also executed management and affiliation agreements with three CMHCs in Arkansas, which became operational in 1996. See "Risk Factors -- Concentration of Revenues" and "-- Limited Operating History of Case Management Programs."

     Commencing in July 1996, two managed care consortiums became the payors for mental health care services under TennCare. These consortiums, known as TBH and Premier, were fully at-risk for the approximately 1.2 million individuals who qualified for coverage based on Medicaid eligibility or other indigency standards. The Company holds contracts for Case Management Programs with both of the managed care consortiums. The Company previously received information that Premier had notified the State of Tennessee of its intention to withdraw from TennCare effective June 30, 1997. However, Premier continued in its role as a managed care consortium and recently amended its contract with the State of Tennessee to continue its participation in TennCare through December 31, 1998. Effective July 1, 1997, TBH amended its contract with TennCare and is attempting to restructure its agreements with its providers. Significant uncertainty exists as to the future structure of TennCare and the Company's ability to maintain its case management revenues subsequent to a restructuring. Depending on the outcome of ongoing discussions among the interested parties in TennCare, the Company may find it necessary to restructure or terminate one or more of its contracts with the managed care consortiums or case management agencies. The potential changes, which the Company cannot predict with any degree of certainty, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Potential Changes in TennCare."

  CHEMICAL DEPENDENCY PROGRAMS

     Each Chemical Dependency Program is generally administered and operated pursuant to the terms of a chemical dependency management agreement with providers and payors. The Company is responsible for furnishing all management, administrative and business services required to develop and operate Medicaid-funded intensive outpatient rehabilitative services and commercial chemical dependency rehabilitation services primarily reimbursed by managed care organizations. The Company also is responsible for creating and implementing appropriate policies and procedures, admissions guidelines and other protocols for each Chemical Dependency Program. The provider is responsible for staff personnel, program facilities and for providing detoxification services.

     The terms of the Company's commercial chemical dependency management agreements, which represent a significant portion of the Company's Chemical Dependency Program revenues, range from one to three years and may only be terminated for cause upon the occurrence of such events as (i) a loss of accreditation or other required licensing or regulatory qualifications, (ii) the failure of either party to maintain required liability insurance coverage, (iii) certain legislative changes that may affect the legal validity of the agreement,
(iv) the insolvency of either party, (v) a material misrepresentation of any warranty set forth in the agreement or (vi) any material breach of the agreement that is not cured as provided in the agreement.

CORPORATE COMPLIANCE

     PMR's corporate compliance program is designed to ensure that its services are operated in conformity with all applicable federal, state and local regulations including those governing qualification for reimbursement under the Medicare and Medicaid programs. Historically, the Company has recognized the complexity of the regulations governing health care in general and the Company's services in particular, and has taken a proactive approach to ensure the appropriate level of corporate resources dedicated to monitoring the Company's compliance with these issues. The Company's internal compliance program was formalized in fiscal 1996 and includes annual training sessions for all employees regarding fraud and abuse issues, periodic utilization and quality assurance reviews of each of the Company's programs, and a 24-hour hotline which is available to all employees. The Company employs a compliance officer who is responsible for the Company's corporate compliance program and reports directly to the Company's President. In addition, the Company recently formed a committee comprised of outside board members responsible for reviewing the structure of and initiatives within the Company's corporate compliance program.

MARKETING AND DEVELOPMENT

     PMR's principal marketing efforts with respect to its Outpatient and Case Management Programs are concentrated in the identification of prospective hospitals, CMHCs and case management agencies which may be suitable providers. Providers that may contract for the Company's services are identified through an analysis of market need, discussions with key individuals in the prospective area, and an assessment of the financial and clinical profile of the provider. The Company also markets the benefits of its Outpatient and Case Management Programs to managed care organizations and their provider networks as public sector contracts are awarded. The development of the Chemical Dependency Programs focuses on expanding current contractual relationships, obtaining new provider contracts and marketing primarily to at-risk payors where ambulatory chemical dependency services are of significant value.

     The Company's marketing efforts with providers are undertaken by its own marketing and development personnel who focus upon the dissemination of information about the benefits of the Company's programs. The Company believes that its ability to secure new contracts with providers is based on its reputation for quality and the uniqueness of its services in its market areas.

COMPETITION

     In general, the operation of psychiatric programs is characterized by intense competition. General, community and specialty hospitals, including national companies and their subsidiaries, provide many different health care programs and services. The Company anticipates that competition will become more intense as pressure to contain the rising costs of health care continues to intensify, particularly as programs such as those operated by the Company are perceived to help contain mental health care costs. Many other companies engaged in the management of outpatient psychiatric programs compete with the Company for the establishment of affiliations with acute care hospitals. Furthermore, while the Company's existing competitors in the case management business are predominantly not-for-profit CMHCs and case management agencies, the Company anticipates that other health care management companies will eventually compete for this business. Many of these present and future competitors are substantially more established and have greater financial and other resources than the Company. In addition, the Company's current and potential providers may choose to operate mental health programs themselves rather than contract with the Company. There can be no assurance that the Company will be able to compete effectively with its present or future competitors, and any such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

     Compliance with Medicare Guidelines for Reimbursement and Coverage of Management Fees for Partial Hospitalization Programs. A significant component of the Company's revenues are derived from payments made by providers to the Company for the management and administration by the Company of Outpatient Programs. The Company bills its management fee to the provider as a purchased management and administrative support service. Substantially all of the patients admitted to these programs are eligible for Medicare coverage and thus, the providers rely upon payment from Medicare. The providers are reimbursed their costs on an interim basis by Medicare fiscal intermediaries and the providers submit annual cost reports to the fiscal intermediaries for audit and payment reconciliation. The providers seek reimbursement of the Company's management fees from these fiscal intermediaries as part of their overall payments from Medicare. Under certain of the Company's contracts the Company is obligated to indemnify the provider for all or some portion of the Company's management fees that may be disallowed to the provider. In the event a significant amount of such fees are disallowed for providers, there could be a material adverse effect upon the Company's business, financial condition and results of operations. In addition, to the extent that providers who contract with the Company for management services suffer material losses in Medicare payments, there is a greater risk of non-payment by the providers and a risk that the providers will terminate or not renew their contracts with the Company. Thus, even though the Company does not submit claims to Medicare, it may be adversely affected by reductions in Medicare payments or other Medicare policies. See "Risk
Factors -- Dependence Upon Medicare Reimbursement," "-- Sufficiency of Existing Reserves to Cover Reimbursement Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Medicare Program was created in 1965 as part of the federal social security system. It is administered by the U.S. Department of Health and Human Services which has established HCFA to administer and interpret rules and regulations governing the Medicare program and the benefits associated therewith.

     Medicare guidelines indicate that, subject to certain regulatory requirements relating to reasonable costs imposed upon a provider, contract management services may be used in lieu or in support of in-house staff of the provider and are reimbursable by Medicare. Applicable Medicare guidelines permit the reimbursement of contracted management services provided that, among other things, the associated fees are "reasonable." As a general rule, Medicare guidelines indicate that the costs incurred by a provider for contract management services relating to furnishing Medicare-covered services are deemed "reasonable" if the costs are comparable with marketplace prices for similar services. Although management believes that the Company's charges for its services are comparable with marketplace prices for similar services, the determination of reasonableness may be interpreted by HCFA or a fiscal intermediary in a manner inconsistent with the Company's belief. Notwithstanding the Company's belief, a determination that the Company's management fees may not be reasonable could have a material adverse effect on the Company's business, financial condition and results of operations.

     HCFA has published criteria that partial hospitalization services must meet in order to qualify for Medicare funding. In transmittal letter number 1303 (effective January 2, 1987) and in subsequent criteria published in Section
230.50 of the Medicare Coverage Manual, HCFA requires partial hospitalization services to be: (i) incident to a physician's service; (ii) reasonable and necessary for the diagnosis or treatment of the patient's conditions; and (iii) provided by a physician with a reasonable expectation of improvement of the patient from the treatment. As a condition of the service being "reasonable and necessary," the patient must otherwise need inpatient psychiatric hospital care, or be at risk of relapsing and requiring inpatient care if the partial hospitalization services are not furnished. The Medicare criteria for coverage, specifically what is "reasonable and necessary" in particular cases, is a subjective determination on which health care professionals may disagree. Medicare's application of its "reasonable and necessary" standard is not always consistent and that standard may be interpreted in the future in a manner which is more restrictive than prevailing current interpretations. Although the Company and its providers have quality assurance and utilization review programs to monitor partial hospitalization programs managed by the Company in order to ensure that such programs operate in compliance with the Company's understanding of all Medicare coverage requirements, there can be no assurance that in the future certain aspects of the Company's programs will not be found to have failed to satisfy all applicable criteria for Medicare eligibility.

     All of the partial hospitalization programs managed by the Company are treated as "provider-based" programs by HCFA. This designation is important since partial hospitalization services are covered only when furnished by a "provider" (i.e., a hospital or a CMHC). To the extent that partial hospitalization programs are not located in a site and operated in a manner which is deemed by HCFA to be "provider-based," there would not be Medicare coverage for the services furnished at that site under Medicare's partial hospitalization benefit. In August 1996, HCFA published criteria for determining when programs may be deemed to be "provider-based" programs. The proper interpretation and application of these criteria are not entirely clear and there is a risk that some of the program sites managed by the Company will be found not to be "provider-based." If such determination is made, HCFA may seek retroactive recoveries from providers. If HCFA makes a determination that programs managed by the Company are not "provider-based" and seeks retroactive recovery of payments from the Company's providers, such recovery could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Contracts."

     Historically, CMHCs, unlike hospitals, were not surveyed by a Medicare contractor before being permitted to participate in the Medicare program. However, HCFA is now in the process of surveying all CMHCs to confirm that they meet all applicable Medicare conditions for furnishing partial hospitalization programs. Management believes that all the CMHCs that contract with the Company should be found in compliance with the applicable requirements. However, there can be no assurance that some CMHCs contracting with the Company will not be terminated from the Medicare program or that the government will not attempt to recover payments made to such CMHCs for services, including payments relating to the Company's services, which had been furnished and paid for by Medicare.

     Changes in Medicare's Cost-Based Reimbursement for Partial Hospitalization Services. In the Balanced Budget Act of 1997, Congress directed HCFA to implement a prospective payment system for all outpatient hospital services for the calendar year beginning January 1, 1999. Under such a system, a pre-determined rate would be paid to providers regardless of the provider's reasonable cost. While the actual reimbursement rates and methodology have not been determined and thus their effect, positive or negative, is unknown, the Company may need to negotiate modifications to its contracts with providers if such legislation is enacted, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Medicare benefit has a coinsurance feature, which means that the amount paid by Medicare is the provider's reasonable cost less "coinsurance" which typically is the patient's responsibility. The coinsurance amount is currently 20% of the charges for the services. The coinsurance must be charged to the patient by the provider unless the patient is indigent. If the patient is indigent or if the patient does not pay the provider the billed coinsurance amounts after reasonable collection efforts, the Medicare program has historically paid those amounts as "allowable Medicare bad debts." The allowability of Medicare bad debts to providers for whom the Company manages partial hospitalization programs is significant since most of the patients in programs managed by the Company are indigent or have very limited resources. The Balanced Budget Act of 1997 reduces the amount of allowable Medicare bad debts payable to providers as follows: 25% for provider fiscal years beginning on or after October 1, 1997; 40% for provider fiscal years beginning on or after October 1, 1998; and 45% for provider fiscal years beginning on or after October 1, 1999. The reduction in "allowable Medicare bad debts" could have a material adverse effect on Medicare reimbursement to the Company's providers and could further result in the restructuring or loss of provider contracts with the Company.

     Compliance with Medicaid Regulations and Potential Changes. Since the Company is involved with state Medicaid agencies and with providers whose clients are covered by Medicaid, the Company must comply with the laws and regulations governing such reimbursement. Medicaid is a joint state and federally funded program established as part of the Social Security Act in the mid-1960s to provide certain defined health care benefits to poor, indigent or otherwise eligible general welfare recipients. Although there is federal financial participation in state Medicaid programs, states have broad discretion in determining the methods for paying providers, the amounts of payment, and limiting the number of eligible providers. Thus, flexibility was increased by the Balanced Budget Act of 1997, which repeals a prior law that required states to pay enough to cover the costs of a provider that was efficiently and effectively operated. As states consider methods to control the cost of health care services generally and behavioral health services specifically to Medicaid recipients, and because such recipients are, as a group, heavy users of the type of services which the Company offers, the impact of Medicaid reimbursement and regulatory compliance with its rules could be material to the Company's business, financial condition and results of operations.

     Medicaid funding and the methods by which services are supplied to recipients are changing rapidly. As noted, many states have "carved out" behavioral health services from the delivery of other health services to Medicaid recipients and are separately procuring such services on a capitated basis requiring the contractor, and permitting subcontracted providers, to assume risk.

     The Company cannot predict the extent or scope of changes which may occur in the ways in which state Medicaid programs contract for and deliver services to Medicaid recipients. All Medicaid funding is generally conditioned upon financial appropriations to state Medicaid agencies by the state legislatures and there are ever-increasing uncertain political pressures on such legislatures in terms of controlling and reducing such appropriations. The overall trend is generally to impose lower reimbursement rates and to negotiate reduced contract rates with providers, including incentives to assume risk not only by licensed managed care organizations with whom state Medicaid agencies contract, but by subcontracted providers, such as the Company. Part of the Company's strategy for growth depends upon obtaining continued and increased contracts with managed care organizations to provide behavioral health managed care services to Medicaid recipients. Consequently, any significant reduction in funding for Medicaid programs could have a material adverse effect on the Company's business, financial condition and results of operations.

     Periodically, the United States Congress considers legislation to substantially alter the overall Medicaid program, to give states greater flexibility in the design and operation of their individual Medicaid program, and to stabilize federal spending for such benefits. Various states are also considering substantial health care reform measures which could modify the manner in which all health services are delivered and reimbursed, especially with respect to Medicaid recipients and with respect to other individuals funded by public resources. The reduction in other public resources could have an impact upon the delivery of services to Medicaid recipients.

     Many of the patients served in the Outpatient Programs managed by the Company are indigent or have very limited resources. Accordingly, many of those patients have Medicaid coverage in addition to Medicare coverage. In some of the states where the Company furnishes services, the state Medicaid plans have paid the Medicare coinsurance amount. However, under the Balanced Budget Act of 1997, states will no longer have to pay such amounts if the amount paid by Medicare for the service equals or exceeds what Medicaid would have paid had it been the primary insurer. To the extent that states take advantage of this new legislation and refuse to pay the Medicare coinsurance amounts on behalf of the Outpatient Program patients to the extent that they had in the past, it will have an adverse impact on the providers with whom the Company contracts, and thus, may have a material adverse effect on the Company's business, financial condition and results of operations.

     Compliance with Other State Regulatory Considerations. The Company is also sensitive to the particular nature of the delivery of behavioral health services and various state requirements with respect to confidentiality and patient privacy. Indeed, both federal and state laws require providers of certain behavioral health services to maintain strict confidentiality as to treatment records and, indeed, the fact of treatment. There are specific requirements permitting disclosure, but inadvertent or negligent disclosure can trigger substantial criminal and other penalties.

     Specific Licensing of Programs. The Company's Outpatient Programs are operated as outpatient departments of hospitals or CMHCs, thus subjecting such programs to regulation by federal, state and local agencies. These regulations govern licensure and conduct of operations at the facilities, review of construction plans, addition of services and facilities, and audit of cost allocations, cost reporting and capital expenditures. The facilities occupied by the programs must comply with the requirements of municipal building, health and fire codes. Additionally, the provider's premises and programs may be subject to periodic inspection and recertification to maintain required licenses and to continue participation as a Medicaid provider.

     Aggressive Investigation and Enforcement of Health Care Fraud Laws. The Office of the Inspector General within the U.S. Department of Health and Human Services, as well as other Federal, state, and private organizations, are aggressively enforcing their interpretation of Medicare and Medicaid laws and policies, and other applicable standards. Often in such enforcement efforts, the government has relied on the Federal False Claims Act. Under that law, if the government prevails in a case, it is entitled to treble damages plus not less than $5,000 nor more than $10,000 per claim, plus reasonable attorney fees and costs. In addition, a person found to have submitted false claims can be excluded from governmental health care programs including Medicare and Medicaid. If a provider contracting with the Company were excluded from governmental health programs, no services furnished by that provider would be covered by any governmental health program. Some of the providers contracting with the Company are reported to be under active investigation for health care fraud; however, the Company is not aware that any alleged fraud relates to programs with which the Company is involved. If the Company were excluded from governmental health programs, providers contracting with the Company could not be reimbursed for amounts paid to the Company.

     To prevail in a False Claims Act case, the government need show only that incorrect claims were submitted with "reckless disregard" or in "deliberate ignorance" of the applicable Medicare law. The government does not have to prove that the claims were submitted with the intent to defraud a governmental or private health care payor. The qui tam provisions of the Federal False Claims Act permit individuals also to bring suits under the Federal False Claims Act. The incentive for an individual to do so is that he or she will usually be entitled to approximately 15%-30% of any ultimate recovery. Under the Federal False Claims Act, the Office of the Inspector General, in conjunction with the Department of Justice, have successfully made demands on thousands of providers to settle alleged improper billing disputes at double damages or more. Although the Company does not bill governmental programs directly, it could possibly be liable under the False Claims Act to the extent that it is found to have "caused" false claims to have been presented.

     There are many other civil and criminal statutes at the federal and state levels that may penalize conduct related to submitting false claims for health care services or for offering or receiving anything of value in exchange for the referring of patients. The penalties under many of those statutes are severe, and the government often need not prove intent to defraud in order to prevail. Management believes that the Company is in material compliance with applicable regulatory and industry standards. However, in light of the complexity of the policies governing governmental health care programs together with changing and uncertain interpretations of those policies, it is impossible to be absolutely assured that the government (or a qui tam relator in the name of the government) will not assert that some conduct by the Company has given rise to a potentially large liability.

     In the past, there have been occasions when Medicare fiscal intermediaries have denied coverage for all or substantially all of the claims submitted by the providers where the Company had a management contract. Such denials have occurred even though a physician has certified that the Outpatient Program services were medically necessary. Notwithstanding the Company's ongoing efforts to assure that the Outpatient Program services furnished by it under contract are consistent with its understanding of the Medicare coverage criteria, it is possible that there will be future occasions when a substantial number of services furnished at a site managed by the Company will be deemed to be noncovered. The Health Insurance Portability and Accountability Act of 1996 grants the U.S. Department of Health and Human Services broad authority to impose civil monetary penalties on providers for certain activities. Among those activities are the repeated submission of claims for services which are not medically necessary. If there were again to be occasions when a Medicare fiscal intermediary denied a large number of claims for a site managed by the Company, it is possible that the government would seek sanctions from the provider and possibly from the Company. While the Company believes that it would be inappropriate for the government to seek such sanctions for services for which the coverage criteria are interpreted differently at different times and which have been ordered by a physician, it is not clear at this time how the government will apply this new authority.

EMPLOYEES

     As of September 15, 1997, PMR employed approximately 900 employees, of which 480 are full-time employees. Approximately 810 employees staff clinical programs and approximately 90 are in corporate management including finance, accounting, development, utilization review, training and education, information systems, human resources and legal areas. None of the Company's employees are subject to a collective bargaining agreement and the Company believes that its employee relations are good.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

PROPERTIES

     The Company owns no real property, but currently leases and subleases approximately 205,000 square feet comprised of (i) a lease for the Company's corporate headquarters expiring in April 3, 2002, (ii) two leases for regional administration offices expiring in July 2001 and September 2001, respectively, and (iii) 30 leases for program sites, averaging three years duration, none of which extends beyond 2002. The Company carries property and liability insurance where required by lessors and sub-lessors. The Company believes that its facilities are adequate for its short-term needs.

     Leases and sub-leases, other than the short-term and month-to-month leases, generally provide for annual rental adjustments which are either indexed to inflation or have been agreed upon, and typically provide for termination on not less than 90 days written notice.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information concerning each of the executive officers and directors of the Company:

                NAME                    AGE                   POSITION
-------------------------------------   ----  ----------------------------------------
Allen Tepper.........................   50    Chairman of the Board of Directors and
                                              Chief Executive Officer
Fred D. Furman.......................   49    President
Mark P. Clein........................   38    Executive Vice President and Chief
                                              Financial Officer
Susan D. Erskine.....................   45    Executive Vice President-Development,
                                              Secretary and Director
Charles E. Galetto...................   47    Senior Vice President-Finance and
                                              Treasurer
Daniel L. Frank (1)..................   41    Director
Eugene D. Hill, III (2)..............   45    Director
Charles C. McGettigan(1).............   52    Director
Richard A. Niglio (2)................   55    Director

---------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

     Allen Tepper co-founded the Company in 1988, has served as Chairman and Chief Executive Officer of the Company since October 1989 and previously served as President from October 1989 to April 1997. Mr. Tepper co-founded Consolidated Medical Corp., which was engaged in out-patient clinic management for acute care hospitals in the Philadelphia area. The company was subsequently sold to the Berwind Corporation in 1984 and Mr. Tepper remained with the company until December 1986 as Senior Vice President. Mr. Tepper holds a Masters of Business Administration degree from Northwestern University and a Bachelors degree from Temple University.

     Fred D. Furman has served as President of the Company since April 1997. Previously, he held the position of Executive Vice President -- Administration and General Counsel from March 1995 to April 1997. Prior to joining the Company, Mr. Furman was a partner at Kleinbard, Bell and Brecker, a Philadelphia law firm from 1980 to March 1995. Mr. Furman is a member of the National Health Lawyers Association. He holds a Juris Doctor degree and a Bachelors degree from Temple University.

     Mark P. Clein has served as Executive Vice President and Chief Financial Officer of the Company since May 1996. Prior to joining the Company, Mr. Clein was a Managing Director of Health Care Investment Banking for Jefferies & Co., an investment banking firm, from August 1995 to May 1996, a Managing Director of Rodman & Renshaw, Inc., an investment banking firm, from March 1995 to August 1995, a Managing Director of Mabon Securities Corp., an investment banking firm, from March 1993 to March 1995, a Vice President with Sprout Group, an affiliate of Donaldson, Lufkin and Jenrette, Inc., from May 1991 to March 1993, and a Vice President and partner with Merrill Lynch Venture Capital, Inc. from 1982 to February 1990 and from August 1990 to February 1991. Mr. Clein holds a Masters of Business Administration degree from Columbia University and a Bachelors degree from the University of North Carolina.

     Susan D. Erskine co-founded the Company in 1988 and has served as Executive Vice President, Secretary and a director of the Company since October 1989. Ms. Erskine previously served in several operational and marketing management positions with acute care hospitals and health care management organizations. Ms. Erskine holds a Masters in Health Science degree and completed post-graduate work at Stanford University in Education and Psychology, and she holds a Bachelors degree from the University of Miami.

     Charles E. Galetto has served as Senior Vice President-Finance and Treasurer of the Company since August 1997. Prior to joining the Company, Mr. Galetto was Vice President-Corporate Controller of Medtrans, a medical transportation company, from June 1996 to July 1997 and Vice President, Chief Financial Officer, Treasurer and Secretary of Data/Ware Development, Inc., a computer hardware and software developer, from 1989 to May 1996. Mr. Galetto holds a Bachelors degree from Wayne State University.

     Daniel L. Frank has served as a director of the Company since 1992. Mr. Frank has been with Coram Healthcare since 1996, where he serves as President - Lithotripsy. From 1993 to 1996, Mr. Frank was Chief Executive Officer of Western Medical Center-Anaheim and Santa Ana, a provider of acute and long-term health care. From 1991 to 1993, he was the President of Summit Ambulatory Network.

     Eugene D. Hill, III has served as a director of the Company since 1995. Mr. Hill has been employed with Accel Partners, a venture capital firm, since 1994 and has been a General Partner of the firm since 1995, focusing on health care services investments. Prior to that time, he was President of United Behavioral Health at United HealthCare Corporation from 1992 to 1994. From 1988 to 1992, he served as President and CEO of U.S. Behavioral Health, a managed behavioral health care company. Previously Mr. Hill was the President and Chairman of Sierra Health and Life Insurance Company. Mr. Hill serves on the Boards of Directors of Paidos Healthcare, Navix Radiology Systems, Abaton.com, Delos WomensHealth, Presdium and Cornerstone Physicians.

     Charles C. McGettigan has served as a director of the Company since 1992. Mr. McGettigan was a co-founder in November 1988 and remains a Managing Director of McGettigan, Wick & Co., Inc., an investment banking firm. He is a co-general partner of a limited partnership which, through its holdings, is a principal stockholder of the Company. See "Principal and Selling Stockholders." Mr. McGettigan has previously had investment banking experience with firms such as Blyth Eastman Dillon & Co., Dillon, Read & Co. Inc., Woodman, Kirkpatrick & Gilbreath and Hambrecht & Quist. Mr. McGettigan serves on the Boards of Directors of digital dictation, inc., I-Flow Corp., Modtech, Inc., Onsite Energy, Phoenix Network, Sonex Research, Tanknology -- NDE, Vie de France and Wray-Tech Instruments.

     Richard A. Niglio has served as a director of the Company since 1992. Mr. Niglio has been Chief Executive Officer and Director of Children's Discovery Centers of America, Inc., since 1987. From 1982 until March 1987, he was President, Chief Executive Officer and a director of Victoria Station Incorporated, a restaurant chain based in Larkspur, California. Prior to that time, he held various executive positions with several major publicly held companies such as Kentucky Fried Chicken and International Multi-Foods.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 15, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby: (i) by each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) by each Selling Stockholder; (iii) by each executive officer and director of the Company; and (iv) all executive officers and directors of the Company as a group.

                                       BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                         PRIOR TO OFFERING      NUMBER OF        AFTER OFFERING
                                       ---------------------   SHARES BEING   ---------------------
                  NAME                  NUMBER    PERCENT(1)    OFFERED(2)     NUMBER    PERCENT(1)
    ---------------------------------  --------   ----------   ------------   --------   ----------
    Entities affiliated with
      Proactive Investment Managers,
      L.P.(3)........................  1,728,714      32.8%       350,000     1,378,714      20.3%
    Charles C. McGettigan(3).........   964,407       18.3        210,700      753,707       11.1
    J. Patterson McBaine(3)..........  1,597,814      30.7        350,000     1,247,814      18.5
    Jon D. Gruber(3).................  1,622,014      31.1        350,000     1,272,014      19.0
    Myron A. Wick, III(3)............   895,407       17.2        210,700      684,707       10.2
    Allen Tepper(4)..................  1,113,281      21.1        100,000     1,013,281      14.9
    Susan D. Erskine(5)..............   161,919        3.1         20,000      141,919        2.1
    Daniel L. Frank(6)...............    76,000        1.5             --       76,000        1.1
    Eugene D. Hill, III(7)...........    24,000      *                 --       24,000      *
    Richard A. Niglio(8).............    76,000        1.5             --       76,000        1.1
    Mark P. Clein(9).................   243,000        4.5         20,000      223,000        3.2
    Fred D. Furman(10)...............   125,937        2.4         20,000      105,937        1.6
    Charles E. Galetto...............         0         --             --            0         --
    All executive officers and
      directors as a group (9
      persons)(11)...................  2,784,544      46.6        370,700     2,413,844      32.2

---------------

  *  Less than one percent.

 (1) Applicable percentages of ownership prior to the Offering are based on 5,159,535 shares of Common Stock outstanding on September 15, 1997, adjusted as required by rules promulgated by the Securities and Exchange Commission (the "SEC"). Applicable percentages of ownership after the Offering are based on 6,689,535 shares of Common Stock outstanding. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G (if any) filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the percentage ownership of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.

 (2) An additional 100,000 shares of Common Stock may be sold by certain Selling Stockholders and others listed in the above table if the Underwriters' over-allotment option is exercised in full as follows: Proactive Partners, L.P., 39,200 shares; Fremont Proactive Partners, L.P., 2,940 shares; Lagunitas Partners, L.P., 27,860 shares; Daniel L. Frank, 10,000 shares; Eugene D. Hill, III, 10,000 shares; and Richard A. Niglio, 10,000 shares. Shares of Common Stock offered by Messrs. Clein and Furman and, if the Underwriters' over-allotment option is exercised in full, by Messrs. Frank, Hill and Niglio, will have been acquired by such person pursuant to the exercise of outstanding options or warrants to purchase shares of Common Stock held by each of them.

 (3) Charles C. McGettigan, a director of the Company since 1992, Myron A. Wick, III, J. Patterson McBaine and Jon D. Gruber are general partners of Proactive Investment Managers, L.P. Proactive Investment Managers, L.P. is the General Partner of Proactive Partners, L.P. and Fremont Proactive Partners, L.P. Shares beneficially owned include (i) 39,056 shares held by Proactive Investment Managers, L.P. (which include 26,500 shares issuable pursuant to a warrant exercisable within 60 days of September 15, 1997), (ii) 796,670 shares held by Proactive Partners, L.P. (which include 26,500 shares issuable pursuant to a warrant exercisable within 60 days of September 15, 1997), (iii) 59,681 shares held by Fremont Proactive Partners, L.P., (iv) 69,000 shares held by Mr. McGettigan (which include 64,500 shares issuable pursuant to options exercisable within 60 days of September 15, 1997), (v) 664,707 shares held by entities controlled by Messrs. Gruber and McBaine (which include (A) 590,407 shares held by Lagunitas Partners L.P., a limited partnership of which Messrs. Gruber and McBaine and an investment advisor controlled by Messrs. Gruber and McBaine are controlling general partners, (B) 21,000 shares held by a limited partnership of which Messrs. Gruber and McBaine are the sole general partners and (C) 53,300 shares held in various accounts by an investment advisor controlled by Messrs. Gruber and McBaine), (vi) 37,700 shares held by Mr. McBaine and (vii) 61,900 shares held by Mr. Gruber. Proactive Investment Managers, L.P. and Messrs. McGettigan, Wick, McBaine and Gruber, as general partners of Proactive Investment Managers, L.P., share voting and investment power of the shares and may be deemed to be beneficial owners of the shares held by Proactive Partners, L.P. and Fremont Proactive Partners, L.P. Messrs. McGettigan, Wick, McBaine and Gruber disclaim beneficial ownership of any shares held by Proactive Investment Managers, L.P., Proactive Partners, L.P., Fremont Proactive Partners, L.P. or other entities they control as described above, except to the extent of their respective interests in such shares arising from their pecuniary interest in such partnerships. Proactive Partners, L.P., Fremont Proactive Partners, L.P. and Lagunitas Partners L.P. are offering 196,000, 14,700 and 139,300 shares, respectively, in the Offering.

 (4) Includes 9,076 shares held by Mr. Tepper, 905,033 shares held by Mr. Tepper, as Trustees FBO Tepper Family Trust (the "Family Trust"), 85,000 shares held by Mr. Tepper and Ms. Tepper as Trustees FBO The Tepper 1996 Charitable Remainder Trust UA DTD dated 11/19/96 (the "Charitable Remainder Trust"), and 114,172 shares issuable pursuant to options exercisable within 60 days of September 15, 1997. Of the shares being sold, 30,000 shares will be sold by the Family Trust and 70,000 shares will be sold by the Charitable Remainder Trust.

 (5) Includes 87,566 shares issuable pursuant to options exercisable within 60 days of September 15, 1997 and 7,000 shares held by Ms. Erskine's spouse, William N. Erskine, who has sole voting and dispositive power over such shares.

 (6) Includes 64,500 shares issuable pursuant to options exercisable within 60 days of September 15, 1997.

 (7) Includes 24,000 shares issuable pursuant to options exercisable within 60 days of September 15, 1997.

 (8) Includes 64,500 shares issuable pursuant to options exercisable within 60 days of September 15, 1997.

 (9) Includes 220,000 shares issuable pursuant to options exercisable within 60 days of September 15, 1997.

(10) Includes 90,000 shares issuable pursuant to an outstanding warrant and 35,937 shares issuable pursuant to options exercisable within 60 days of September 15, 1997.

(11) Includes 818,175 shares of Common Stock issuable pursuant to exercise of outstanding options and warrants within 60 days of September 15, 1997, as described in the notes above, as applicable.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Equitable Securities Corporation, Lehman Brothers Inc. and Wessels, Arnold & Henderson, L.L.C. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below.

                                                                             NUMBER
                                  UNDERWRITERS                              OF SHARES
        ----------------------------------------------------------------    ---------
        Equitable Securities Corporation................................
        Lehman Brothers Inc.............................................
        Wessels, Arnold & Henderson, L.L.C..............................
                                                                            ---------
                  Total.................................................    2,000,000
                                                                            =========

     The Company is obligated to sell and the Underwriters are obligated to purchase all of the shares offered hereby, if any are purchased.

     The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part. The Representatives have informed the Company and the Selling Stockholders that they do not expect to confirm sales to accounts over which they exercise discretionary authority.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters, through the Representatives, have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such public
offering price less a concession not to exceed $          per share. The
selected dealers may reallow a concession to certain other dealers not to exceed
$          per share. After the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company and certain stockholders of the Company have granted the Underwriters, an option, exercisable for 30 days from the date of this Prospectus, to purchase at the public offering price less the underwriting discount as set forth on the cover page of this Prospectus, up to 300,000 additional shares of Common Stock. If the Underwriters exercise their option to purchase any of the additional shares of Common Stock, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the Underwriters' initial commitment. The Underwriters may exercise such option solely to cover over-allotments, if any, in connection with the sale of the Common Stock offered hereby. The Underwriters, should they exercise their over-allotment option, will exercise such option on a pro rata basis.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common

Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with the Offering, certain Underwriters (and selling group members) may also engage in passive market making transactions in the Common Stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     In connection with the Offering, the Company and stockholders of the Company holding in the aggregate 2,260,676 shares of Common Stock upon consummation of the Offering, including each of the Company's officers and directors, the Selling Stockholders and certain other stockholders, have agreed, subject to certain limited exceptions, that they will not directly or indirectly, offer, pledge, sell, offer to sell, contract to sell or grant any option to purchase or otherwise sell or dispose (or announce any offer, pledge, offer of sale, contract of sale, grant of any option or other sale or disposition), of any shares of Common Stock or other capital stock or securities exchangeable or exercisable for, or convertible into, shares of Common Stock or other capital stock for a period of 120 days after the date of this Prospectus without the prior written consent of Equitable Securities Corporation.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, San Diego, California. Certain legal matters will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company at April 30, 1997 and 1996 and for each of the three years in the period ended April 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the SEC a registration statement on Form S-2 (as amended, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the SEC. A copy of the Registration Statement, including exhibits and schedules thereto, filed by the Company with the SEC, as well as reports and other information filed by the Company with the SEC may be inspected without charge (and copies of the material contained therein may be obtained from the SEC upon payment of applicable copying charges) at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices: Midwest Regional Office, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and the Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, registration statements and certain other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the SEC's site on the World Wide Web, located at http://www.sec.gov. The Registration Statement, including exhibits thereto and amendments thereof, has been filed with the SEC via the EDGAR system. In addition, such reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997, the Company's Proxy Statement for the 1997 Annual Meeting of Shareholders filed pursuant to Rule 14a-6 of the Exchange Act, the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1997 and the Company's Registration Statement on Form 10 filed on July 31, 1992, as amended, which contains descriptions of the Company's Common Stock and certain rights relating to the Common Stock, including any amendment or reports filed for the purpose of updating such descriptions, each as filed by the Company with the SEC, are hereby incorporated by reference in this Prospectus except as superseded or modified herein. Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to Mark P. Clein, the Chief Financial Officer, at the Company's principal executive offices at 501 Washington Street, 5th Floor, San Diego, California 92103, telephone number
(619) 610-4001.

                                PMR CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Consolidated Annual Financial Statements:
  Report of Independent Auditors.......................................................  F-2
  Consolidated Balance Sheets as of April 30, 1996 and 1997............................  F-3
  Consolidated Statements of Operations for the years ended April 30, 1995, 1996 and
     1997..............................................................................  F-4
  Consolidated Statements of Stockholders' Equity for the years ended April 30, 1995,
     1996 and 1997.....................................................................  F-5
  Consolidated Statements of Cash Flows for the years ended April 30, 1995, 1996 and
     1997..............................................................................  F-6
  Notes to Consolidated Financial Statements...........................................  F-7
Consolidated Interim Financial Statements (Unaudited):
  Condensed Consolidated Balance Sheet as of July 31, 1997 (Unaudited)................. F-15
  Condensed Consolidated Statements of Operations for the three months ended July 31,
     1996 and 1997 (Unaudited)......................................................... F-16
  Condensed Consolidated Statements of Cash Flows for the three months ended July 31,
     1996 and 1997 (Unaudited)......................................................... F-17
  Notes to Condensed Consolidated Financial Statements (Unaudited)..................... F-18

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PMR Corporation

     We have audited the accompanying consolidated balance sheets of PMR Corporation as of April 30, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PMR Corporation at April 30, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

San Diego, California
June 13, 1997

                                PMR CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                             APRIL 30,
                                                                    ---------------------------
                                                                       1996            1997
                                                                    -----------     -----------
                                            ASSETS
Current assets:
  Cash and cash equivalents.....................................    $ 3,917,922     $10,048,203
  Accounts receivable, net of allowance for uncollectible
     amounts of $1,759,000 in 1996 and $5,081,177 in 1997.......      9,289,895      11,268,962
  Prepaid expenses and other current assets.....................        321,506         572,136
  Deferred income tax benefits..................................      2,701,000       6,069,000
                                                                    -----------     -----------
Total current assets............................................     16,230,323      27,958,301

Furniture and office equipment, net of accumulated depreciation
  of $869,261 in 1996 and $1,175,980 in 1997....................        649,312       1,263,743
Long-term receivables...........................................      2,444,055       2,360,872
Other assets....................................................      1,858,102       1,501,622
                                                                    -----------     -----------
Total assets....................................................    $21,181,792     $33,084,538
                                                                    ===========     ===========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.........................    $ 1,522,721     $ 1,735,658
  Accrued compensation and employee benefits....................      2,276,809       2,951,867
  Advances from case management agencies........................      1,012,847         926,712
  Income taxes payable..........................................        308,489       1,703,000
  Dividends payable.............................................         71,739              --
  Other current liabilities.....................................        127,213              --
                                                                    -----------     -----------
Total current liabilities.......................................      5,319,818       7,317,237

Deferred rent expense...........................................        149,531          92,822
Deferred income taxes...........................................      1,101,000         635,000
Contract settlement reserve.....................................      5,499,020       8,791,928

Commitments

Stockholders' equity:
  Convertible Preferred Stock, $.01 par value, authorized
     shares -- 1,000,000; Series C -- issued and outstanding
     shares -- 700,000 in 1996; liquidation preference
     $1,750,000.................................................          7,000              --
  Common Stock, $.01 par value, authorized shares -- 10,000,000;
     issued and outstanding shares -- 3,577,917 in 1996 and
     5,033,507 in 1997..........................................         35,778          50,334
  Additional paid-in capital....................................      8,259,243      12,138,569
  Notes receivable from stockholders............................       (141,547)             --
  Retained earnings.............................................        951,949       4,058,648
                                                                    -----------     -----------
Total stockholders' equity......................................      9,112,423      16,247,551
                                                                    -----------     -----------
Total liabilities and stockholders' equity......................    $21,181,792     $33,084,538
                                                                    ===========     ===========

                            See accompanying notes.

                                PMR CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED APRIL 30,
                                                      -------------------------------------------
                                                         1995            1996            1997
                                                      -----------     -----------     -----------
Revenue.............................................  $21,746,663     $36,315,921     $56,636,902
Expenses:
  Operating expenses................................   20,647,965      28,471,644      41,423,157
  Marketing, general and administrative.............    2,976,600       4,018,685       6,350,101
  Provision for bad debts...........................    1,317,483       1,447,983       3,084,166
  Depreciation and amortization.....................      403,294         595,896         700,734
  Interest (income), expense........................       61,979           2,174        (217,297)
  Minority interest in loss of subsidiary...........     (108,201)           (524)             --
                                                      -----------     -----------     -----------
                                                       25,299,120      34,535,858      51,340,861
                                                      -----------     -----------     -----------
Income (loss) before income taxes...................   (3,552,457)      1,780,063       5,296,041
Income tax expense (benefit)........................   (1,266,000)        730,000       2,172,000
                                                      -----------     -----------     -----------
Net income (loss)...................................   (2,286,457)      1,050,063       3,124,041
Less dividends on:
  Series C Convertible Preferred Stock..............       65,537         131,686          17,342
                                                      -----------     -----------     -----------
Net income (loss) for common stock..................  $(2,351,994)    $   918,377     $ 3,106,699
                                                      ===========     ===========     ===========
Earnings (loss) per common share
  Primary...........................................  $     (0.70)    $      0.23     $      0.54
                                                      ===========     ===========     ===========
  Fully diluted.....................................  $     (0.70)    $      0.21     $      0.54
                                                      ===========     ===========     ===========
Shares used in computing earnings (loss) per share
  Primary...........................................    3,337,484       4,540,280       5,772,210
                                                      ===========     ===========     ===========
  Fully diluted.....................................    3,337,484       5,042,879       5,772,210
                                                      ===========     ===========     ===========

                            See accompanying notes.

                                PMR CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                               SERIES C
                              CONVERTIBLE
                            PREFERRED STOCK       COMMON STOCK                     NOTES RECEIVABLE                     TOTAL
                           -----------------   -------------------     PAID-IN           FROM          RETAINED     STOCKHOLDERS'
                            SHARES    AMOUNT    SHARES     AMOUNT      CAPITAL       STOCKHOLDERS      EARNINGS        EQUITY
                           --------   ------   ---------   -------   -----------   ----------------   -----------   -------------
Balance at April 30,
  1994...................        --   $   --   3,307,653   $33,075   $ 5,280,687       $     --       $ 2,385,566    $  7,699,328
  Issuance of Series C
    convertible preferred
    stock, net of
    issuance costs of
    $105,628.............   700,000    7,000          --        --     1,637,372        (60,000)               --       1,584,372
  Exercise of Redeemable
    A Warrants to
    purchase common
    stock................        --       --      29,003       290       115,723             --                --         116,013
  Issuance of common
    stock under stock
    option plan..........        --       --       2,000        20        16,480             --                --          16,500
  Accrued interest on
    stockholder notes....        --       --          --        --            --         (2,626)               --          (2,626)
  Dividend payable on
    Series C preferred
    stock................        --       --          --        --            --             --           (65,537)        (65,537)
  Net loss...............        --       --          --        --            --             --        (2,286,457)     (2,286,457)
                           ---------  -------  ---------   -------   -----------       --------       -----------     -----------
Balance at Apri1 30,
  1995...................   700,000    7,000   3,338,656    33,385     7,050,262        (62,626)           33,572       7,061,593
  Issuance of common
    stock under stock
    option plans.........        --       --      17,174       172        61,202          1,184                --          62,558
  Issuance of common
    stock for non-compete
    agreements and
    acquisition of
    minority interest....        --       --     197,087     1,971     1,029,279             --                --       1,031,250
  Issuance of common
    stock for a note
    receivable...........        --       --      25,000       250       118,500       (118,750)               --              --
  Accrued interest on
    stockholder notes....        --       --          --        --            --         (4,507)               --          (4,507)
  Dividend payable on
    Series C preferred
    stock................        --       --          --        --            --             --          (131,686)       (131,686)
  Proceeds from payment
    of stockholder
    notes................        --       --          --        --            --         43,152                --          43,152
  Net income.............        --       --          --        --            --             --         1,050,063       1,050,063
                           ---------  -------  ---------   -------   -----------       --------       -----------     -----------
Balance at Apri1 30,
  1996...................   700,000    7,000   3,577,917    35,778     8,259,243       (141,547)          951,949       9,112,423
  Issuance of common
    stock under stock
    option plans
    including realization
    of income tax benefit
    of $369,000..........        --       --      96,016       960       729,189             --                --         730,149
  Dividend payable on
    Series C preferred
    stock................        --       --          --        --            --             --           (17,342)        (17,342)
  Proceeds from payment
    of stockholder
    notes................        --       --          --        --            --        141,547                --         141,547
  Exercise of warrants to
    purchase common
    stock................        --       --     657,524     6,575     3,104,801             --                --       3,111,376
  Issuance of common
    stock for consulting
    services.............        --       --       2,050        21        45,336             --                --          45,357
  Conversion of Series C
    convertible preferred
    stock................  (700,000)  (7,000)    700,000     7,000            --             --                --              --
  Net income.............        --       --          --        --            --             --         3,124,041       3,124,041
                           ---------  -------  ---------   -------   -----------       --------       -----------     -----------
Balance at April 30,
  1997...................        --   $   --   5,033,507   $50,334   $12,138,569       $     --       $ 4,058,648    $ 16,247,551
                           =========  =======  =========   =======   ===========       ========       ===========     ===========

                                PMR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED APRIL 30,
                                                          ---------------------------------------
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
OPERATING ACTIVITIES
Net income (loss).......................................  $(2,286,457)  $ 1,050,063   $ 3,124,041
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.........................      403,294       595,896       700,734
  Issuance of stock for consulting services.............           --            --        45,357
  Provision for losses on accounts receivable...........    1,317,483     1,447,983     3,084,166
  Accrued interest income on notes receivable from
     stockholders.......................................       (2,626)       (4,507)           --
  Deferred income taxes.................................     (924,000)     (841,000)   (3,834,000)
  Minority interest in loss of joint venture............     (108,201)         (524)           --
  Changes in operating assets and liabilities:
     Accounts and notes receivable......................   (3,142,713)   (3,778,660)   (4,980,050)
     Refundable income tax..............................     (817,165)      817,165            --
     Prepaid expenses and other assets..................     (176,474)      (88,487)     (250,630)
     Accounts payable and accrued expenses..............      154,831       474,124       212,937
     Accrued compensation and employee benefits.........      (13,776)    1,415,780       675,058
     Advances from case management agencies.............           --     1,012,847       (86,135)
     Other liabilities..................................     (193,742)     (205,034)     (127,213)
     Contract settlement reserve........................      651,761     1,975,797     3,292,908
     Income taxes payable...............................     (356,000)      308,489     1,394,511
     Deferred rent expense..............................       83,830       (60,331)      (56,709)
                                                          -----------   -----------   -----------
Net cash provided by (used in) operating activities.....   (5,409,955)    4,119,601     3,194,975
INVESTING ACTIVITIES
Purchases of furniture and office equipment.............     (164,916)     (179,281)     (958,685)
Acquisition of Twin Town minority interest..............           --      (185,000)           --
                                                          -----------   -----------   -----------
Net cash used in investing activities...................     (164,916)     (364,281)     (958,685)
FINANCING ACTIVITIES
Proceeds from sale of preferred stock...................    1,584,372            --            --
Proceeds from sale of common stock and notes receivable
  from stockholders.....................................      132,513       105,710     3,983,072
Proceeds from note payable to bank......................    2,800,000       800,000            --
Payments on note payable to bank........................   (1,600,000)   (2,000,000)           --
Cash dividend paid......................................           --      (125,484)      (89,081)
                                                          -----------   -----------   -----------
Net cash provided by (used in) financing activities.....    2,916,885    (1,219,774)    3,893,991
                                                          -----------   -----------   -----------
Net increase (decrease) in cash.........................   (2,657,986)    2,535,546     6,130,281
Cash at beginning of year...............................    4,040,362     1,382,376     3,917,922
                                                          -----------   -----------   -----------
Cash at end of year.....................................  $ 1,382,376   $ 3,917,922   $10,048,203
                                                          ===========   ===========   ===========
SUPPLEMENTAL INFORMATION:
Taxes paid..............................................  $   830,000   $   380,735   $ 4,611,489
                                                          ===========   ===========   ===========
Interest paid...........................................  $   107,831   $   129,108   $    17,612
                                                          ===========   ===========   ===========

                            See accompanying notes.

                                PMR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization, Business and Principles of Consolidation

     PMR Corporation (the "Company") develops, manages and markets acute outpatient psychiatric programs, psychiatric case management programs and substance abuse treatment programs. The Company operates in the healthcare industry segment. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Psychiatric Management Resources, Inc., Collaborative Care Corporation, Collaborative Care, Inc., PMR-CD, Inc., Aldine - CD, Inc. and Twin Town Outpatient. Prior to July 1995, Twin Town Outpatient was a 51% owned subsidiary.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of highly liquid investments with maturities, when acquired, of three months or less.

  Concentration of Credit Risk

     The Company grants credit to contracting providers in various states without collateral. Losses resulting from bad debts have traditionally not exceeded management's estimates. The Company has receivables, aggregating $6,593,000 at April 30, 1997, from four providers, each of which comprise more than 10% of total receivables. The Company monitors the credit worthiness of these customers and believes the balances outstanding at April 30, 1997 are fully collectible.

     Substantially all of the Company's cash and cash equivalents is deposited in two banks. The Company monitors the financial status of these banks and does not believe the deposits are subject to a significant degree of risk.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates. The Company's significant accounting estimates are the allowance for uncollectible accounts and the contract settlement reserve.

  Furniture and Office Equipment

     Furniture and office equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation expense for each of the three years ended April 30, 1997 was $297,240, $320,212 and $344,254, respectively.

                                PMR CORPORATION

  Other Assets

     Other assets are comprised of the following at April 30:

                                                                   1996         1997
                                                                ----------   ----------
        Proprietary information and covenants not to
          compete.............................................  $1,118,753   $1,118,753
                                                                ----------   ----------
        Goodwill..............................................     978,858      978,858
        Other.................................................     282,176      282,176
                                                                ----------   ----------
                                                                 2,379,787    2,379,787
        Less accumulated amortization.........................     521,685      878,165
                                                                ----------   ----------
                                                                $1,858,102   $1,501,622
                                                                ==========   ==========

     Other assets are being amortized using the straight-line method over their estimated useful lives. The estimated useful life of proprietary information and covenants not to compete is five to nine years and goodwill is 15 years.

  Earnings Per Share

     Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common stock equivalents consist of employee and director stock options, warrants and convertible preferred stock. Earnings per share is affected by the reduction of net income available for common stock by the amount of dividends on Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock shares were outstanding at April 30, 1996 but were converted to common stock during fiscal 1997 (see Note 6). Assuming the conversion of the Series C Convertible Preferred Stock had taken place on May 1, 1995, primary earnings per share would have been unchanged in fiscal 1996.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings per Share". SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and replaces APB Opinion 15, "Earnings per Share" ("EPS"). SFAS No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of this entity. The Company plans to adopt SFAS No. 128 beginning with its financial statements for the third fiscal quarter ended January 31, 1998. The impact of SFAS No. 128 on the calculation of either basic or diluted net income (loss) per share for the years ended April 30, 1995, 1996 and 1997 is not expected to be material.

  Revenue Recognition and Contract Settlement Reserve

     The Company's acute outpatient psychiatric program customers are primarily acute care hospitals or community mental health centers ("Providers"). Typical contractual agreements with providers require the Company to provide, at its own expense, specific management personnel for each program site. Revenue under these programs is primarily derived from services provided under three types of agreements: 1) an all inclusive fee arrangement based on fee-for-service rates which provide that the Company is responsible for substantially all program costs, 2) a fee-for-service arrangement whereby substantially all of the program costs are the responsibility of the Provider, and 3) a fixed fee arrangement. In all cases, the Company provides on-site managerial personnel. Patients served by the acute outpatient psychiatric programs typically are covered by the Medicare program.

     The Company has been retained to manage and provide the outpatient psychiatric portion of a managed health care program funded by the State of Tennessee ("TennCare"). Under the terms of agreements, the

                                PMR CORPORATION

Company receives a monthly case rate payment from the managed care consortium responsible for managing the TennCare program, and is responsible for planning, coordinating and managing psychiatric case management to residents of Tennessee who are eligible to participate in the TennCare program using the proprietary treatment programs developed by the Company. The Company is also responsible for providing the related clinical care under the agreements. The Company has signed six-year contracts with two case management agencies to provide the clinical network necessary for the Company to meet its obligations under the TennCare program. Revenue under this program was approximately $7,600,000 and $13,429,000 for the years ended April 30, 1996 and 1997, respectively. There were no such revenues in fiscal 1995.

     The Company also operates chemical dependency rehabilitation programs. Revenue from these programs for the years ended April 30, 1995, 1996 and 1997 was $1,673,000, $1,898,000 and $2,902,000, respectively.

     Revenue under the Acute Outpatient Psychiatric Programs is recognized when services are rendered based upon contractual arrangements with Providers at the estimated net realizable amounts. Under certain of the Company's contracts the Company is obligated under warranty provisions to indemnify the Provider for all or some portions of the Company's management fees that may be disallowed as reimbursable to the Provider by Medicare's fiscal intermediaries. The Company has recorded contract settlement reserves to provide for possible amounts ultimately owed to its Provider customers resulting from disallowance of costs by Medicare and Medicare cost report settlement adjustments. Such reserves is classified as a non-current liability as ultimate resolution of substantially all of these issues is not expected to occur during fiscal 1998.

     Revenue under the TennCare managed care program is recognized in the period in which the related service is to be provided.

  Insurance

     The Company carries "occurrence basis" insurance to cover general liability, property damage and workers' compensation risks. Medical professional liability risk is covered by a "claims made" insurance policy that provides for guaranteed tail coverage.

  New Accounting Standards

     On May 1, 1996, the Company adopted the Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," Statement No. 123 allows companies to either account for stock-based compensation under the new provisions of Statement No. 123 or under the provisions of APB Opinion 25, but requires pro-forma disclosure in the footnotes to the financial statements as if the measurement provisions of Statement No. 123 had been adopted. The Company has elected to continue accounting for its stock-based compensation in accordance with the provisions of APB Opinion 25. Accordingly, the provisions of Statement No. 123 will not impact the financial position or the results of operations of the Company.

     The Company also adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on May 1, 1996. The new Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Any impairment losses identified will be measured by comparing the fair value of the asset to its carrying amount. The adoption of Statement No. 121 did not have any material impact on the financial position or results of operations of the Company.

                                PMR CORPORATION

  Reclassification

     Certain classifications of accounts in the prior year have been reclassified to reflect current year classifications.

2.  ACQUISITION OF MINORITY INTEREST AND OTHER AFFILIATIONS

     In July 1995, the Company acquired the 49% minority interest in Twin Town Outpatient for $185,000 in cash and $550,000 in common stock (97,087 shares) for total consideration of $735,000. The total purchase price was allocated to goodwill net of minority interest of $50,142.

     In October 1995, the Company entered into exclusive affiliation agreements with two case management agencies in Tennessee (see Note 1). As part of these agreements, the Company issued 50,000 shares each of the Company's common stock for an aggregate value of $481,250. The agreements also provide for the Company to grant warrants to the two agencies for the purchase of up to an aggregate 550,000 shares of common stock at fair value over a six year period if certain performance criteria are met. During fiscal 1997, warrants for the purchase of 30,000 shares of the Company's Common Stock at the fair market value at the date of grant were earned by the case management agencies.

3.  PURCHASED PROPRIETARY INFORMATION

     In April 1993, the Company purchased certain proprietary information relating to a complete framework and service design for assisting patients with serious and persistent mental illness to advance through the recovery process within a managed care and cost containment environment. The complete framework and service design includes the protocols, techniques, programs and service development plans needed to operate the resulting new business, for which the Company paid $50,000 cash and issued 69,118 shares of common stock valued at $8.50 per share. The seller was entitled to receive up to 225,000 additional shares of the Company's common stock during the four year period through April 1997, based on pre-tax income of the business resulting from the purchased proprietary information, which would have been accounted for as additional purchase price when, and if, issued. The earnings goals necessary in order to entitle the sellers to additional shares of the Company's common stock were not met. The purchase price included an agreement of the principals of Co-A-Les Corp., the seller, not to compete for a period of up to five years after any possible contingent purchase price shares were earned.

4.  LONG-TERM RECEIVABLES

     Long-term receivables at April 30, 1997 consist primarily of amounts due from contracting Providers for which the Company has established specific payment terms for receivable amounts which were past due or for which payment, due to contract terms, is expected to exceed one year. Management expects to receive payment on the long-term receivables as contract terms are met, none of which are expected to exceed two years.

5.  LINE OF CREDIT

     The Company has a credit agreement with a bank that permits borrowings up to the lesser of 50% of the aggregate amount of eligible accounts receivable of the Company or $10,000,000 for working capital needs that expires on December 31, 1997 and is collateralized by substantially all of the Company's assets. Interest on borrowings is payable monthly at either the Bank's reference rate plus 0.5% or at the Bank's Eurodollar rate plus 2.5%. There were no borrowings outstanding at April 30, 1997.

                                PMR CORPORATION

6.  STOCKHOLDERS' EQUITY

     In June 1996, the Company called for redemption all outstanding shares of Series C Convertible Preferred Stock. Holders of all the Series C shares exercised their options to convert such shares to Common Stock and accordingly, in July 1996, the Company issued 700,000 shares of Common Stock. In conjunction with the conversion, the Series C shareholders also exercised warrants to purchase 525,000 shares of the Company's Common Stock for net proceeds of $2,362,500.

7.  STOCK OPTIONS AND WARRANTS

     During 1997 the board of directors of the Company amended the Employees' Incentive Stock Option Plan of 1990 and renamed it the 1997 Equity Incentive Plan (the "1997 Plan"). The 1997 Plan provides for the granting of options to purchase up to 2,000,000 shares of common stock to eligible employees and consultants to the Company. Options may be granted for terms of up to ten years and are generally exercisable in cumulative annual increments of 20 percent each year, commencing one year after the date of grant. The 1997 Plan also provides for the full vesting of all outstanding options under certain change of control events. Option prices must equal or exceed the fair market value of the shares on the date of grant.

     The Company has a non qualified stock option plan for its outside directors (the "1992 Plan"). The 1992 Plan provides for the Company to grant each outside director options to purchase 15,000 shares annually, at the fair market value at the date of grant. Options for a maximum of 525,000 shares may be granted under this plan. The options vest 30% immediately and in ratable annual increments over the three year period following the date of grant. In 1997, the board of directors amended the 1992 Plan to provide for full vesting of all outstanding options under certain change of control events.

     Warrants to purchase shares of the Company's common stock were issued in each of the three years in the period ended April 30, 1997 to brokers in connection with financing transactions (See Note 6). As of April 30, 1997, broker warrants to purchase 53,000 shares of the Company's common stock at $2.50 per share were outstanding. These warrants expire on October 31, 1999.

     Adjusted pro forma information regarding net income or loss and net income or loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the "Black-Scholes" method for option pricing with the following weighted average assumptions for both 1996 and 1997: risk-free interest rates of 6.5%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 88%; and a weighted-average expected life of the option of 6 years.

     For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended April 30, 1996 and 1997, follows:

                                                                      1996       1997
                                                                      -----     ------
        Pro forma net income (in thousands).........................  $  98     $1,968
        Pro forma income per share..................................  $0.02     $ 0.34
        Pro forma income per share, fully diluted...................  $0.02     $ 0.34

                                PMR CORPORATION

     The pro forma effect on net income for the years ended April 30, 1996 and 1997 is not likely to be representative of the effects on reported income or loss in future years because these amounts reflect only two years or one year of vesting, respectively.

     A summary of the Company's stock option activity and related information for the years ended April 30, is as follows:

                                                                         WEIGHTED-AVERAGE
                                                                             EXERCISE
                                                            SHARES            PRICE
                                                           ---------     ----------------
        Outstanding April 30, 1994.......................    411,739          $ 4.99
          Granted........................................    355,620            3.55
          Exercised......................................    (31,003)           4.00
          Forfeited......................................    (29,232)           4.50
                                                           ---------          ------
        Outstanding April 30, 1995.......................    707,124            4.41
          Granted........................................    897,526            7.57
          Exercised......................................    (17,174)           3.40
          Forfeited......................................    (32,423)           4.11
                                                           ---------          ------
        Outstanding April 30, 1996.......................  1,555,053            6.63
          Granted........................................    486,837           20.50
          Exercised......................................   (228,540)           5.17
          Forfeited......................................    (27,744)           8.44
                                                           ---------          ------
        Outstanding April 30, 1997.......................  1,785,606          $14.72
                                                           =========          ======

     At April 30, 1997 options to purchase 974,913 shares of common stock were exercisable and 1,069,772 shares and 270,000 shares were available for future grant under the 1997 Plan and the 1992 Plan, respectively.

     The weighted-average fair value of options granted was $4.48 and $15.21 in fiscal years 1996 and 1997, respectively.

     A summary of options outstanding and exercisable as of April 30, 1997 follows:

                                                  WEIGHTED-      WEIGHTED-                         WEIGHTED-
                                                   AVERAGE        AVERAGE                           AVERAGE
         OPTIONS              EXERCISE PRICE      EXERCISE      CONTRACTUAL        OPTIONS         EXERCISE
       OUTSTANDING                RANGE             PRICE          LIFE          EXERCISABLE         PRICE
--------------------------  ------------------    ---------     -----------     --------------     ---------
      (IN THOUSANDS)                                                            (IN THOUSANDS)
964.......................   $ 2.37  - $ 6.50       $  4.21          7.23              771           $  4.18
732.......................   $ 7.00  - $19.875      $ 16.81          9.43              204           $15.244
86........................   $20.875 - $28.50       $ 23.71          9.68               --           $    --

                                PMR CORPORATION

8.  INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                              YEAR ENDED APRIL 30,
                                                    -----------------------------------------
                                                       1995            1996           1997
                                                    -----------     ----------     ----------
    Federal:
         Current................................    $  (284,000)    $1,220,000     $4,868,000
         Deferred...............................       (698,000)      (685,000)    (3,009,000)
                                                     ----------     ----------     -----------
                                                       (982,000)       535,000      1,859,000
    State:
         Current................................        (58,000)       351,000      1,138,000
         Deferred...............................       (226,000)      (156,000)      (825,000)
                                                     ----------     ----------     -----------
                                                       (284,000)       195,000        313,000
                                                     ----------     ----------     -----------
                                                    $(1,266,000)    $  730,000     $2,172,000
                                                     ==========     ==========     ===========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                                                 1996           1997
                                                              -----------    -----------
        Deferred tax assets:
          Contract settlement reserve.......................   $2,405,000     $3,609,000
          Accrued compensation and employee benefits........      501,000        531,000
          Allowance for bad debts...........................      497,000      1,979,000
          State income taxes................................       87,000        280,000
          Depreciation and amortization.....................       77,000        163,000
          Other.............................................      129,000        159,000
                                                               ----------     ----------
        Total deferred tax assets...........................    3,696,000      6,721,000
        Deferred tax liabilities:
          Non-accrual experience method.....................      227,000        326,000
          Accrual to cash method of accounting..............      577,000             --
          Contractual retainers.............................    1,292,000        961,000
                                                               ----------     ----------
        Total deferred tax liabilities......................    2,096,000      1,287,000
                                                               ----------     ----------
        Net deferred tax assets.............................   $1,600,000     $5,434,000
                                                               ==========     ==========

     A reconciliation between the federal income tax rate and the effective income tax rate is as follows:

                                                                           YEAR ENDED APRIL 30,
                                                                          ----------------------
                                                                          1995     1996     1997
                                                                          ----     ----     ----
Statutory federal income tax rate.......................................   34%      34%      35%
State income taxes, net of federal tax benefit..........................    6        7        6
Other...................................................................   (4)      --       --
                                                                           --       --       --
Effective income tax rate...............................................   36%      41%      41%
                                                                           ==       ==       ==

                                PMR CORPORATION

9.  CUSTOMERS

     Approximately 47% of the Company's revenues are derived from contracts with providers in the State of California. The remainder of the Company's revenue is derived from contracts with providers in Arizona, Arkansas, Colorado, Hawaii, Indiana, Michigan, Tennessee and Texas. The following table summarizes the percent of revenue earned from any individual or agency which was responsible for ten percent or more of the Company's consolidated revenues. There is more than one program site for some providers.

                                                                       YEAR ENDED APRIL 30,
                                                                      ----------------------
                                PROVIDER                              1995     1996     1997
    ----------------------------------------------------------------  ----     ----     ----
      A.............................................................  --%       21%      23%
      B.............................................................   16       11       13
      C.............................................................   11       --       --
      D.............................................................   11       --       --

10.  EMPLOYEE BENEFITS

     The Company maintains a tax deferred retirement plan under Section 401(k) of the Internal Revenue Code for the benefit of all employees meeting minimum eligibility requirements. Under the plan, each employee may defer up to 15% of pre-tax earnings, subject to certain limitations. The Company will match 50% of an employee's deferral to a maximum of 3% of the employee's gross salary. The Company's matching contributions vest over a five year period. For the year ended April 30, 1995, 1996 and 1997, the Company contributed $134,000, $138,000 and $186,000, respectively, to match employee deferrals.

11. COMMITMENTS

     The Company leases its administrative facilities and certain program site facilities under both cancelable and non-cancelable leasing arrangements. Certain non-cancelable lease agreements call for annual rental increases based on the consumer price index or as otherwise provided in the lease. The Company also leases certain equipment under operating lease agreements. Future minimum lease payments for all leases with initial terms of one year or more at April 30, 1997 are as follows: 1998 -- $2,272,000; 1999 -- $1,836,000;
2000 -- $1,232,000; 2001 -- $1,011,000; 2002 -- $666,000 and $102,000
thereafter.

     Rent expense totaled $1,811,000, $1,950,000 and $2,690,800 for the year ended April 30, 1995, 1996 and 1997, respectively.

                                PMR CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                                                   JULY 31,
                                                                                     1997
                                                                                  -----------
Current assets:
  Cash and cash equivalents.....................................................  $ 8,619,595
  Notes and accounts receivable, net of allowance for uncollectible amounts of
     $5,709,854.................................................................   13,887,987
  Prepaid expenses and other current assets.....................................      501,580
  Deferred income tax benefits..................................................    6,069,000
                                                                                  -----------
Total current assets............................................................   29,078,162
Furniture and office equipment, net of accumulated depreciation of $1,306,203...    1,827,024
Long-term receivables...........................................................    2,595,435
Other assets....................................................................    1,416,298
                                                                                  -----------
Total assets....................................................................  $34,916,919
                                                                                  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other current liabilities................................  $ 1,197,458
  Accrued compensation and employee benefits....................................    3,044,205
  Advances from case management agencies........................................      643,677
  Income taxes payable..........................................................    2,291,067
                                                                                  -----------
Total current liabilities.......................................................    7,176,407
Deferred rent expense...........................................................      108,949
Deferred income taxes...........................................................      635,000
Contract settlement reserve.....................................................    9,659,603
Stockholders' equity:
  Common Stock, $.01 par value, authorized shares -- 10,000,000; issued and
     outstanding shares -- 5,033,507............................................       50,555
  Additional paid-in capital....................................................   12,257,032
  Retained earnings.............................................................    5,029,373
                                                                                  -----------
Total stockholders' equity......................................................   17,336,960
                                                                                  -----------
Total liabilities and stockholders' equity......................................  $34,916,919
                                                                                  ===========

           See notes to consolidated condensed financial statements.

                                PMR CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                             JULY 31,
                                                                    ---------------------------
                                                                       1996            1997
                                                                    -----------     -----------
Revenue...........................................................  $13,028,083     $16,176,780
Expenses:
  Operating expenses..............................................    9,741,050      11,626,432
  Marketing, general and administrative...........................    1,518,193       2,114,651
  Provision for bad debts.........................................      601,511         663,530
  Depreciation and amortization...................................      180,242         215,615
  Interest (income), expense......................................      (31,168)        (88,748)
                                                                    -----------     -----------
                                                                     12,009,828      14,531,480
                                                                    -----------     -----------
Income before income taxes........................................    1,018,255       1,645,300
Income tax expense................................................      418,000         674,574
                                                                    -----------     -----------
Net income........................................................      600,255         970,726
Less dividends on:
  Series C Convertible Preferred Stock............................       17,342              --
                                                                    -----------     -----------
Net income for common stock.......................................  $   582,913     $   970,726
                                                                    ===========     ===========
Earnings per common share
  Primary.........................................................  $      0.12     $      0.16
                                                                    ===========     ===========
  Fully diluted...................................................  $      0.11     $      0.16
                                                                    ===========     ===========
Shares used in computing earnings per share
  Primary.........................................................    5,102,789       6,011,977
                                                                    ===========     ===========
  Fully diluted...................................................    5,291,050       6,011,977
                                                                    ===========     ===========

           See notes to consolidated condensed financial statements.

                                PMR CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                             JULY 31,
                                                                    ---------------------------
                                                                       1996            1997
                                                                    -----------     -----------
OPERATING ACTIVITIES
  Net income......................................................  $   600,255     $   970,726
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
  Depreciation and amortization...................................      180,242         215,615
  Provision for losses on accounts receivable.....................      601,511         663,530
  Deferred income taxes...........................................      418,000              --
  Changes in operating assets and liabilities:
     Receivables..................................................   (2,877,698)     (3,517,119)
     Prepaid expenses and other current assets....................      (53,751)         70,556
     Advances from case management agencies.......................           --        (283,035)
     Accounts payable and accrued compensation....................      210,423        (445,862)
     Contracts settlement reserve.................................    1,116,038         867,675
     Deferred rent expense........................................     (352,029)         16,127
     Income taxes payable.........................................           --         588,067
                                                                    -----------     -----------
Net cash used in operating activities.............................     (157,009)       (853,720)
INVESTING ACTIVITIES
  Purchases of furniture and equipment............................     (101,804)       (693,571)
Net cash used in investing activities.............................     (101,804)       (693,571)
FINANCING ACTIVITIES
  Decrease in notes receivable from stockholders..................      265,844              --
  Payments on note payable to bank................................      (31,242)             --
  Proceeds from exercise of options and warrants..................    1,729,375         118,684
  Cash dividend paid..............................................      (86,577)             --
                                                                    -----------     -----------
Net cash provided by financing activities.........................    1,877,400         118,684
                                                                    -----------     -----------
Net increase (decrease) in cash and cash equivalents..............  $ 1,618,587     $(1,428,608)
                                                                     ==========      ==========

           See notes to condensed consolidated financial statements.

                                PMR CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position of the Company have been included. Operating results for the three months ended July 31, 1997 are not necessarily indicative of the results to be expected for the year ending April 30, 1998. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended April 30, 1997.

NOTE B -- RECLASSIFICATION

     Certain first quarter 1997 amounts have been reclassified to conform to the first quarter 1998 presentation.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      6
Use of Proceeds.......................     13
Price Range of Common Stock...........     13
Dividend Policy.......................     13
Capitalization........................     14
Selected Consolidated Financial
  Data................................     15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     16
Business..............................     22
Management............................     35
Principal and Selling Stockholders....     37
Underwriting..........................     39
Legal Matters.........................     40
Experts...............................     40
Available Information.................     40
Incorporation of Certain Documents by
  Reference...........................     41
Index to Financial Statements.........    F-1

======================================================
======================================================

                                2,000,000 SHARES

                             [PMR CORPORATION LOGO]

                                  COMMON STOCK
                               -----------------

                                   PROSPECTUS
                               -----------------
                        EQUITABLE SECURITIES CORPORATION

                                LEHMAN BROTHERS

                          WESSELS, ARNOLD & HENDERSON
                                           , 1997

======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the Company in connection with the Offering are as follows:

        SEC registration fee............................................    $ 16,470
        NASD fee........................................................       5,935
        Nasdaq National Market fee for listing additional shares........      17,500
        Printing and engraving expenses.................................     100,000
        Accounting fees and expenses....................................      75,000
        Legal fees and expenses.........................................     200,000
        Blue Sky filing fees and expenses...............................       5,000
        Miscellaneous...................................................      30,095
                                                                            --------
        TOTAL...........................................................    $450,000
                                                                            ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' or officers' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     Delaware corporations are also authorized to obtain insurance to protect directors and officers from certain liabilities, including liabilities against which corporations cannot indemnify their directors and officers. The Company maintains directors and officers liability insurance providing aggregate coverage of $10 million.

     At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

ITEM 16. EXHIBITS

        EXHIBIT
        NUMBER                                        DESCRIPTION
        -------       ---------------------------------------------------------------------------
          1.1     --  Form of Underwriting Agreement
          3.1     --  The Company's Restated Certificate of Incorporation, filed with the
                      Delaware Secretary of State on July 10, 1997.*
          3.2     --  The Company's Amended and Restated Bylaws.*
          4.1     --  Common Stock Specimen Certificate.+
          5.1     --  Opinion of Cooley Godward LLP as to the legality of the securities being registered.**
         10.1     --  The Company's 1997 Equity Incentive Plan (filed as Exhibit 10.1).*
         10.2     --  Form of Incentive Stock Option Agreement under the 1997 Plan (filed as
                      Exhibit 10.2).*
         10.3     --  Form of Nonstatutory Stock Option Agreement under the 1997 Plan (filed as
                      Exhibit 10.).*
         10.4     --  Outside Directors' Non-Qualified Stock Option Plan of 1992 (the "1992
                      Plan") (filed as Exhibit 10.4).*
         10.5     --  Form of Outside Directors' Non-Qualified Stock Option Agreement (filed as
                      Exhibit 10.5).*
         10.6     --  Amended and Restated Stock Option Agreement dated April 30, 1996, evidencing aware to Allen Tepper (filed as Exhibit 10.6).*
         10.7     --  Amended and Restated Stock Option Agreement dated April 30, 1996, evidencing award to Susan Erskine (filed as Exhibit 10.7).*
         10.8     --  Amended and Restated Stock Option Agreement dated February 1, 1996, evidencing award to Mark Clein (filed as Exhibit 10.8).*
         10.9     --  Amended and Restated Stock Option Agreement dated February 1, 1996, evidencing award to Mark Clein (filed as Exhibit 10.9).*
         10.10    --  Amended and Restated Stock Option Agreement dated February 1, 1996, evidencing award to Mark Clein (filed as Exhibit 10.10).*
         10.11    --  Amended and Restated Warrant dated July 9, 1997, evidencing award to Fred
                      Furman (filed as Exhibit 10.11).*
         10.12    --  Restated Management Agreement dated April 11, 1997 with Scripps Health
                      (filed as Exhibit 10.12).*
         10.13    --  Sublease dated April 1, 1997 with CMS Development and Management Company,
                      Inc. (filed as Exhibit 10.13).*
         10.14    --  Management and Affiliation Agreement dated April 13, 1995, between Mental
                      Health Cooperative, Inc. and Tennessee Mental Health Cooperative, Inc. with
                      Addendum (filed as Exhibit 10.14). (Tennessee Mental Health Cooperative,
                      Inc. subsequently changed its name to Collaborative Care Corporation.)*
         10.15    --  Second Addendum to Management and Affiliation Agreement dated November 1,
                      1996 between Mental Health Cooperative, Inc. and Collaborative Care
                      Corporation.
         10.16    --  Provider Services Agreement dated April 13, 1995, between Tennessee Mental
                      Health Cooperative, Inc. and Mental Health Cooperative, Inc. (filed as
                      Exhibit 10.15). (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation.)*

        EXHIBIT
        NUMBER                                        DESCRIPTION
        -------       ---------------------------------------------------------------------------
         10.17    --  Management and Affiliation Agreement dated April 13, 1995, between Case
                      Management, Inc. and Tennessee Mental Health Cooperative, Inc. with
                      Addendum (filed as Exhibit 10.16). (Tennessee Mental Health Cooperative,
                      Inc. subsequently changed its name to Collaborative Care Corporation.)*
         10.18    --  Provider Services Agreement dated April 13, 1995, between Tennessee Mental
                      Health Cooperative, Inc. and Case Management, Inc. (filed as Exhibit
                      10.17). (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation.)*
         10.19    --  Sanwa Bank California Credit Agreement dated February 2, 1996, as amended on October 31, 1996.
         21.1     --  List of Subsidiaries.
         23.1     --  Consent of Cooley Godward LLP (included in Exhibit 5.1).**
         23.2     --  Consent of Ernst & Young LLP, independent auditors.
         24.1     --  Power of Attorney (included in Part II of the Registration Statement).

---------------

* Incorporated by reference to exhibits filed with the SEC in the Company's Annual Report on Form 10-K for the year ended April 30, 1997.

+ Incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 23-20095-A) filed on February 11, 1988.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Certificate of Incorporation or Bylaws of the Registrant and the Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and shall be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          1. that for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. that for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of San Diego, State of California, on September 24, 1997.

                                          PMR CORPORATION

                                          By        /s/ ALLEN TEPPER
                                            ------------------------------------
                                            Allen Tepper, Chairman of the Board
                                             and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Allen Tepper, Fred D. Furman and Mark P. Clein, and each or any one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                              CAPACITY                    DATE
---------------------------------------------   ---------------------------   -------------------


              /s/ ALLEN TEPPER                   Chairman of the Board and     September 24, 1997
---------------------------------------------     Chief Executive Officer
                Allen Tepper                       (Principal Executive
                                                         Officer)

             /s/ FRED D. FURMAN                          President             September 24, 1997
---------------------------------------------
               Fred D. Furman

              /s/ MARK P. CLEIN                  Executive Vice President      September 24, 1997
---------------------------------------------   and Chief Financial Officer
                Mark P. Clein                    (Principal Financial and
                                                    Accounting Officer)

            /s/ SUSAN D. ERSKINE                 Executive Vice President-     September 24, 1997
---------------------------------------------   Development, Secretary and
              Susan D. Erskine                           Director

             /s/ DANIEL L. FRANK                         Director              September 24, 1997
---------------------------------------------
               Daniel L. Frank

                  SIGNATURE                              CAPACITY                    DATE
---------------------------------------------   ---------------------------   -------------------


           /s/ EUGENE D. HILL, III                       Director              September 24, 1997
---------------------------------------------
             Eugene D. Hill, III

          /s/ CHARLES C. MCGETTIGAN                      Director              September 24, 1997
---------------------------------------------
            Charles C. McGettigan

            /s/ RICHARD A. NIGLIO                        Director              September 24, 1997
---------------------------------------------
              Richard A. Niglio

                                 EXHIBIT INDEX

        EXHIBIT
        NUMBER                                        DESCRIPTION
        -------       ---------------------------------------------------------------------------
          1.1     --  Form of Underwriting Agreement
          3.1     --  The Company's Restated Certificate of Incorporation, filed with the
                      Delaware Secretary of State on July 10, 1997.*
          3.2     --  The Company's Amended and Restated Bylaws.*
          4.1     --  Common Stock Specimen Certificate.+
          5.1     --  Opinion of Cooley Godward LLP as to the legality of the securities being registered.**
         10.1     --  The Company's 1997 Equity Incentive Plan (filed as Exhibit 10.1).*
         10.2     --  Form of Incentive Stock Option Agreement under the 1997 Plan (filed as
                      Exhibit 10.2).*
         10.3     --  Form of Nonstatutory Stock Option Agreement under the 1997 Plan (filed as
                      Exhibit 10.).*
         10.4     --  Outside Directors' Non-Qualified Stock Option Plan of 1992 (the "1992
                      Plan") (filed as Exhibit 10.4).*
         10.5     --  Form of Outside Directors' Non-Qualified Stock Option Agreement (filed as
                      Exhibit 10.5).*
         10.6     --  Amended and Restated Stock Option Agreement dated April 30, 1996, evidencing aware to Allen Tepper (filed as Exhibit 10.6).*
         10.7     --  Amended and Restated Stock Option Agreement dated April 30, 1996, evidencing award to Susan Erskine (filed as Exhibit 10.7).*
         10.8     --  Amended and Restated Stock Option Agreement dated February 1, 1996, evidencing award to Mark Clein (filed as Exhibit 10.8).*
         10.9     --  Amended and Restated Stock Option Agreement dated February 1, 1996, evidencing award to Mark Clein (filed as Exhibit 10.9).*
         10.10    --  Amended and Restated Stock Option Agreement dated February 1, 1996, evidencing award to Mark Clein (filed as Exhibit 10.10).*
         10.11    --  Amended and Restated Warrant dated July 9, 1997, evidencing award to Fred
                      Furman (filed as Exhibit 10.11).*
         10.12    --  Restated Management Agreement dated April 11, 1997 with Scripps Health
                      (filed as Exhibit 10.12).*
         10.13    --  Sublease dated April 1, 1997 with CMS Development and Management Company,
                      Inc. (filed as Exhibit 10.13).*
         10.14    --  Management and Affiliation Agreement dated April 13, 1995, between Mental
                      Health Cooperative, Inc. and Tennessee Mental Health Cooperative, Inc. with
                      Addendum (filed as Exhibit 10.14). (Tennessee Mental Health Cooperative,
                      Inc. subsequently changed its name to Collaborative Care Corporation.)*
         10.15    --  Second Addendum to Management and Affiliation Agreement dated November 1,
                      1996 between Mental Health Cooperative, Inc. and Collaborative Care
                      Corporation.
         10.16    --  Provider Services Agreement dated April 13, 1995, between Tennessee Mental
                      Health Cooperative, Inc. and Mental Health Cooperative, Inc. (filed as
                      Exhibit 10.15). (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation.)*

        EXHIBIT
        NUMBER                                        DESCRIPTION
        -------       ---------------------------------------------------------------------------
         10.17    --  Management and Affiliation Agreement dated April 13, 1995, between Case
                      Management, Inc. and Tennessee Mental Health Cooperative, Inc. with
                      Addendum (filed as Exhibit 10.16). (Tennessee Mental Health Cooperative,
                      Inc. subsequently changed its name to Collaborative Care Corporation.)*
         10.18    --  Provider Services Agreement dated April 13, 1995, between Tennessee Mental
                      Health Cooperative, Inc. and Case Management, Inc. (filed as Exhibit
                      10.17). (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation.)*
         10.19    --  Sanwa Bank California Credit Agreement dated February 2, 1996, as amended on October 31, 1996.
         21.1     --  List of Subsidiaries.
         23.1     --  Consent of Cooley Godward LLP (included in Exhibit 5.1).**
         23.2     --  Consent of Ernst & Young LLP, independent auditors.
         24.1     --  Power of Attorney (included in Part II of the Registration Statement).

---------------

* Incorporated by reference to exhibits filed with the SEC in the Company's Annual Report on Form 10-K for the year ended April 30, 1997.

+ Incorporated by reference to the Company's Registration Statement on Form S-18
  (Reg. No. 23-20095-A) filed on February 11, 1988.

** To be filed by amendment.